Exhibit (a)(3)
ANNEX I
SUPERIOR WELL SERVICES, INC.
1380 RT. 286 EAST, SUITE #121
INDIANA, PENNSYLVANIA 15701
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER
          This Information Statement is being mailed on or about August 12, 2010 to holders of record of common stock, par value $0.01 per share, of Superior Well Services, Inc., a Delaware corporation (“the Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer (the “Offer”) by Diamond Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Nabors Industries Ltd., a Bermuda exempt company (“Parent”), for all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”). Unless the context indicates otherwise, in this Information Statement, “us,” “we,” and “our” refers to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to at least a majority of the seats on the Company Board of Directors (the “Board” or “Board of Directors”). This designation is to be made pursuant to the Agreement and Plan of Merger, dated as of August 6, 2010 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company.
          Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on August 11, 2010, to purchase the Shares, at a price of $22.12 per Share (the “Offer Price”), net to selling stockholders in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated August 11, 2010 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively, constitute the “Offer”). The initial expiration date of the Offer is 12:00 midnight, New York City time, on Wednesday, September 8, 2010 (which is the end of the day on September 8, 2010), subject to extension in certain circumstances as required or permitted by the Merger Agreement, the Securities and Exchange Commission (the “SEC”) or applicable law (such time, as may be extended, the “Acceptance Time”). At that time, if all the conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to stockholders of the Company and are filed as exhibits to the Schedule 14D-9 filed by the Company with the SEC on August 12, 2010.
          The Merger Agreement provides that, promptly after the payment by Purchaser for a majority of the Shares pursuant to the Offer, Parent will be entitled to designate such number of new directors, rounded up to the next whole number, on the Board of Directors as is equal to the product of the total number of directors on the Board of Directors (determined after giving effect to the new directors elected in accordance with this sentence) multiplied by the percentage that the aggregate number of Shares owned by Parent, Purchaser or any of their affiliates bears to the total number of Shares outstanding. As a result, Parent will have the ability to designate a majority of the Board of Directors following consummation of the Offer.
          The Company has agreed, subject to applicable law, to take all action requested by Parent necessary to effect any such election or appointment, including by obtaining the resignations of the required number of its current directors.
          This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the appointment of Parent’s designees to the Board of Directors. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Parent and Purchaser’s designees have been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES
     Parent has informed the Company that Parent will choose its designees for the Board of Directors from the list of persons set forth below. In the event that additional designees of Parent are required in order to constitute a majority of the Board of Directors, such additional designees will be selected by Parent from among the executive officers and directors of Parent’s affiliates. The following table sets forth, with respect to each individual who may be designated by Parent as one of its designees, the name, age of the individual as of August 11, 2010, current principal occupation and employment history during the past five years. Parent has informed the Company that each individual is a United States citizen and has consented to act as a director of the Company, if so appointed or elected. Unless otherwise indicated below, the business address for each such individual is 515 West Greens Road, Suite 1200, Houston, Texas 77067, (281) 874-0035.
     To our knowledge, none of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws,
     It is expected that Parent’s designees may assume office at any time following the purchase by Purchaser of a majority of the Shares pursuant to the Offer, which purchase cannot be earlier than September 9, 2010, and that, upon assuming office, Parent’s designees are expected to constitute at least a majority of the Board of Directors. There have been no discussions between the parties regarding the continued employment of any of the Company’s existing executive officers or members of the Board of Directors.

		Current
		Principal
		Occupation and
		Employment
Name	Age	History
Jose S. Cadena	45	Jose S. Cadena currently serves as Vice President of Diamond Acquisition Corp. He also has served as Vice President of Tax of Nabors Corporate Services, Inc. since 2005. He served as Vice President of Tax for CEMEX from 2000 to 2005.

Laura W. Doerre	43	Laura W. Doerre currently serves as Secretary of Diamond Acquisition Corp. She also has served as Vice President and General Counsel to Parent since 2008. She served as Assistant General Counsel to Parent from 2002 to 2008.

Larry Heidt	61	Larry Heidt is Chairman and Chief Executive Officer of Nabors Well Services Co. He was employed by Nabors Drilling USA, LP and served as Assistant to the Chairman from 2005 to June 2009.

Scott R. Peterson	48	Scott R. Peterson was elected to the Board of Directors of Purchaser on July 29, 2010. He currently serves as Assistant Secretary of Purchaser. He also has served as Assistant General Counsel of Nabors Corporate Services, Inc. since November 2009. He was in private legal practice from August 2008 to November 2009. He served as Vice President & General Counsel to ExpressJet Holdings, Inc. from October 2003 to August 2008.

Dennis A. Smith	60	Dennis A. Smith was elected to the Board of Directors of Purchaser on July 29, 2010. He currently serves as President of Purchaser. He also has served as President of Nabors Alaska Drilling, Inc. since June 2008 and as Director of Corporate Development of Nabors Corporate Services, Inc. since October 1994.

CERTAIN INFORMATION CONCERNING THE COMPANY
     (a) The authorized stock of the Company consists of 80,000,000 shares, par value $0.01 per share, of which (i) 70,000,000 shares have been classified as Shares, and (ii) 10,000,000 shares have been classified as preferred stock. As of August 6, 2010, a total of 30,811,529 Shares and 75,000 shares of preferred stock were issued and outstanding. The Shares constitute the only class of securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.
Ownership of Company Common Stock by Management and Certain Beneficial Owners
     The following table sets forth information regarding the beneficial ownership of the Company’s common stock as of August 6, 2010 (except as otherwise indicated) by:
•	each person or group that is known to us to beneficially own more than 5% of our issued and outstanding common stock;
•	each director nominee, incumbent director and each executive officer named in “Summary Compensation Table” below; and
•	all directors and current executive officers as a group.

	Amount and
	Nature of
	Beneficial
Name and Address of Beneficial Owner(1)	Ownership	Percent of Class(2)
C. H. Snyder, Jr.(3)	1,456,708	4.7%
Dennis C. Snyder(4)	1,419,052	4.6%
Richard G. Snyder(5)	2,591,056	8.4%
David E. Snyder(6)	2,739,160	8.9%
Mark A. Snyder(7)	3,530,150	11.5%
Thomas C. Snyder(8)	1,475,708	4.8%
Snyder Associated Companies, Inc.(9)	1,332,827	4.3%
Chilton Investment Company, LLC(10)	2,349,163	7.6%
Wellington Management Company, LLP(11)	1,704,700	5.5%
Wexford Capital LP(12)	1,240,000	4.0%
FMR LLC(13)	1,722,700	5.6%
Harbinger Capital Partners Master Fund I, LTD(14)	1,714,300	5.6%
Jacob B. Linaberger(15)	943,537	3.1%
David E. Wallace(16)	1,058,067	3.4%
Rhys R. Reese(17)	901,500	2.9%
Thomas W. Stoelk(18)	29,417	*
Daniel Arnold(19)	24,215	*
Michael J. Seyman(20)	23,535	*
Anthony J. Mendicino(21)	20,000	*
Charles C. Neal(22)	25,000	*
John A. Staley, IV(23)	20,000	*
Edward J. DiPaolo(24)	20,500	*
All directors and current executive officers as a group (12 persons)	7,860,373	25.5%

*	Less than 1%

(1)	Unless otherwise indicated, the address of each beneficial owner is c/o Superior Well Services, Inc., 1380 Rt. 286 East, Suite 121, Indiana, PA 15701 and each beneficial owner has sole voting and dispositive power over such Shares.

(2)	Based upon an aggregate of 30,811,529 Shares outstanding, which includes 579,143 outstanding restricted Shares issued pursuant to our stock incentive plan.

(3)	According to Amendment No. 3 to Schedule 13D filed by this security holder with the SEC on June 2, 2010, of the Shares indicated as beneficially owned by Mr. C. H. Snyder, Jr., 4,000 Shares are directly owned by him and 1,332,827 Shares are indirectly owned by him through Snyder Associated Companies, Inc., which indirectly owns the 1,332,827 Shares through its wholly-owned subsidiary, Snyder Industries, Inc. Mr. C. H. Snyder, Jr. is a shareholder of Snyder Associated Companies, Inc., serves as its Chairman and Chief Executive

Officer and is a member of its board of directors. As such, Mr. C. H. Snyder, Jr. may be deemed to have voting and dispositive power over the Shares indirectly owned by Snyder Associated Companies, Inc. In addition, of the Shares indicated as beneficially owned by Mr. C. H. Snyder, Jr., 119,881 Shares are indirectly owned by him through Buffalo Valley Real Estate Co., which directly owns the 119,881 Shares. Mr. C. H. Snyder, Jr. is an executive officer and director of Buffalo Valley Real Estate Co. and, as such, he may be deemed to have voting and dispositive power over the Shares directly owned by Buffalo Valley Real Estate Co. The address of Mr. C. H. Snyder, Jr. is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(4)	According to Amendment No. 3 to Schedule 13D filed by this security holder with the SEC on June 2, 2010, of the Shares indicated as beneficially owned by Mr. Dennis C. Snyder, no Shares are directly owned by him and 1,332,827 Shares are indirectly owned by him through Snyder Associated Companies, Inc., which indirectly owns the 1,332,827 Shares through its wholly-owned subsidiary, Snyder Industries, Inc. Mr. Dennis C. Snyder is a shareholder of Snyder Associated Companies, Inc., serves as its Vice President and Treasurer and is a member of its board of directors. As such, Mr. Dennis C. Snyder may be deemed to have voting and dispositive power over the Shares indirectly owned by Snyder Associated Companies, Inc. In addition, of the Shares indicated as beneficially owned by Mr. Dennis C. Snyder, 86,225 Shares are indirectly owned by him through the Charles H. Snyder 2010 Grantor Retained Annuity Trust, which directly owns the Shares. Mr. Dennis C. Snyder is a trustee and beneficiary of the Charles H. Snyder 2010 Grantor Retained Annuity Trust, and, as such, he may be deemed to have voting and dispositive power over the Shares directly owned by the Charles H. Snyder 2010 Grantor Retained Annuity Trust. The address of Mr. Dennis C. Snyder is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(5)	According to Amendment No. 4 to Schedule 13D filed by this security holder with the SEC on August 11, 2010, of the Shares indicated as beneficially owned by Mr. Richard G. Snyder, 1,172,004 Shares are directly owned by him and 1,332,827 Shares are indirectly owned by him through Snyder Associated Companies, Inc., which indirectly owns the Shares through Snyder Industries, Inc., its wholly owned subsidiary. Mr. Richard G. Snyder is a shareholder of Snyder Associated Companies, Inc., serves as its Vice President and is a member of its board of directors. As such, Mr. Richard G. Snyder may be deemed to have voting and dispositive power over the Shares indirectly owned by Snyder Associated Companies, Inc. In addition, of the Shares indicated as beneficially owned by Mr. Richard G. Snyder, 86,225 Shares are indirectly owned by him through the Charles H. Snyder 2010 Grantor Retained Annuity Trust, which directly owns the Shares. Mr. Richard G. Snyder is a trustee and beneficiary of the Charles H. Snyder 2010 Grantor Retained Annuity Trust and, as such, he may be deemed to have voting and dispositive power over the Shares directly owned by the Charles H. Snyder 2010 Grantor Retained Annuity Trust. The address of Mr. Richard G. Snyder is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(6)	According to Amendment No. 4 to Schedule 13D filed by this security holder with the SEC on August 11, 2010, of the Shares indicated as beneficially owned by Mr. David E. Snyder, 1,264,452 Shares are directly owned by him (which number includes 12,050 unvested Shares issued to him pursuant to our stock incentive plan) and 1,332,827 Shares are indirectly owned by him through Snyder Associated Companies, Inc., which indirectly owns the 1,332,827 Shares through its wholly-owned subsidiary, Snyder Industries, Inc. Mr. David E. Snyder is a shareholder of Snyder Associated Companies, Inc., serves as its President and is a member of its board of directors. As such, Mr. David E. Snyder may be deemed to have voting and dispositive power over the Shares indirectly owned by Snyder Associated Companies, Inc. In addition, of the Shares indicated as beneficially owned by Mr. David E. Snyder, 119,881 Shares are indirectly owned by him through the Elmer A. & Annabelle C. Snyder Joint Trust, which indirectly owns the 119,881 Shares through Buffalo Valley Real Estate Co., which directly owns the 119,881 Shares and which is wholly-owned by the Elmer A. & Annabelle C. Snyder Joint Trust. Mr. David E. Snyder is a trustee and beneficiary of the Elmer A. & Annabelle C. Snyder Joint Trust and serves as an executive officer and director of Buffalo Valley Real Estate Co. As such, he may be deemed to have voting and dispositive power over the Shares directly owned by Buffalo Valley Real Estate Co. Also, 22,000 Shares are indirectly owned by Mr. David E. Snyder through the Elmer A. & Annabelle C. Snyder Irrevocable Separate Shares Great-Grandchildren Trust, which directly owns the 22,000 Shares. Mr. David E. Snyder is a trustee of the Elmer A. & Annabelle C. Snyder Irrevocable Separate Shares Great-Grandchildren Trust and, as such, he may be deemed to have voting and dispositive power over the Shares directly owned by the Elmer A. & Annabelle C. Snyder Irrevocable Separate Shares Great-Grandchildren Trust. The address of Mr. David E. Snyder is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(7)	According to Amendment No. 4 to Schedule 13D filed by this security holder with the SEC on August 11, 2010, of the Shares indicated as beneficially owned by Mr. Mark A. Snyder, 1,109,684 Shares are directly owned by him (which number includes 12,050 unvested Shares issued to him pursuant to our stock incentive plan) and 1,332,827 Shares are indirectly owned by him through Snyder Associated Companies, Inc., which indirectly owns the 1,332,827 Shares through Snyder Industries, Inc., which is a wholly-owned subsidiary of Snyder Associated Companies, Inc. Mr. Mark A. Snyder is a shareholder of Snyder Associated Companies, Inc., serves as its Secretary and is a member of its board of directors. As such, Mr. Mark A. Snyder may be deemed to have voting and dispositive power over the Shares indirectly owned by Snyder Associated Companies, Inc. In addition, of the Shares indicated as beneficially owned by Mr. Mark A. Snyder, 119,881 Shares are indirectly owned by him through the Elmer A. & Annabelle C. Snyder Joint Trust, which indirectly owns the 119,881 Shares through Buffalo Valley Real Estate Co., which directly owns the 119,881 Shares and which is wholly-owned by the Elmer A. & Annabelle C. Snyder Joint Trust. Mr. Mark A. Snyder is a trustee and beneficiary of the Elmer A. & Annabelle C. Snyder Joint Trust and serves as an executive officer and director of Buffalo Valley Real Estate Co. As such, he may be deemed to have voting and dispositive power over the Shares directly owned by Buffalo Valley Real Estate Co. Also, 22,000 Shares are indirectly owned by Mr. Mark A. Snyder through the Elmer A. & Annabelle C. Snyder Irrevocable Separate Shares Great-Grandchildren Trust, which directly owns the 22,000 Shares. Mr. Mark A. Snyder is a trustee of the Elmer A. & Annabelle C. Snyder Irrevocable Separate Shares Great-Grandchildren Trust and, as such, he may be deemed to have voting and dispositive power over the Shares directly owned by the Elmer A. & Annabelle C. Snyder Irrevocable Separate Shares Great-Grandchildren Trust. In addition, of the Shares indicated as beneficially owned by Mr. Mark A. Snyder, 703,933 Shares are indirectly owned by him through the Thomas C. Snyder 2008-A Grantor Retained Annuity Trust, which directly owns the Shares. Mr. Mark A. Snyder is a trustee and beneficiary of the Thomas C. Snyder 2008-A Grantor Retained Annuity Trust and, as such, he may be deemed to have voting and dispositive power over the Shares directly owned by the Thomas C. Snyder 2008-A Grantor Retained Annuity Trust. Further, of the Shares indicated as beneficially owned by Mr. Mark A. Snyder, 241,825 Shares are indirectly owned by him through the Thomas C. Snyder 2010 Grantor Retained Annuity Trust, which directly owns the Shares. Mr. Mark A. Snyder is a trustee and beneficiary of the Thomas C. Snyder 2010 Grantor Retained Annuity Trust and, as such, he may be deemed to have voting and dispositive power over the Shares directly owned by the Thomas C. Snyder 2010 Grantor Retained Annuity Trust. The address of Mr. Mark A. Snyder is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(8)	According to Amendment No. 3 to Schedule 13D filed by this security holder with the SEC on June 2, 2010, Mr. Thomas C. Snyder indirectly owns 1,332,827 Shares through Snyder Associated Companies, Inc., which indirectly owns the 1,332,827 Shares through its wholly-owned subsidiary, Snyder Industries, Inc. Mr. Thomas C. Snyder is a shareholder of Snyder Associated Companies, Inc., serves as its Vice President and is a member of its board of directors. As such, Mr. Thomas C. Snyder may be deemed to have voting and dispositive power over the Shares indirectly owned by Snyder Associated Companies, Inc. In addition, of the Shares indicated as beneficially owned by Mr. Thomas C. Snyder, 119,881 Shares are indirectly owned by him through the Elmer A. & Annabelle C. Snyder Joint Trust, which indirectly owns the 119,881 Shares through Buffalo Valley Real Estate Co., which directly owns the 119,881 Shares and which is wholly-owned by the Elmer A. & Annabelle C. Snyder Joint Trust. Mr. Thomas C. Snyder is a trustee and beneficiary of the Elmer A. & Annabelle C. Snyder Joint Trust and serves as an executive officer of Buffalo Valley Real Estate Co. As such, he may be deemed to have voting and dispositive power over the Shares directly owned by Buffalo Valley Real Estate Co. Also, 22,000 Shares are indirectly owned by Mr. Thomas C. Snyder through the Elmer A. & Annabelle C. Snyder Irrevocable Separate Shares Great-Grandchildren Trust, which directly owns the 22,000 Shares. Mr. Thomas C. Snyder is a trustee of the Elmer A. & Annabelle C. Snyder Irrevocable Separate Shares Great-Grandchildren Trust and, as such, he may be deemed to have voting and dispositive power over the Shares directly owned by the Elmer A. & Annabelle C. Snyder Irrevocable Separate Shares Great-Grandchildren Trust. Further, Mr. Thomas C. Snyder’s wife is a custodian of the Uniform Gifts to Minors Act account of Mr. Thomas C. Snyder’s step-grandchild, which account directly holds 1,000 Shares and, as such, Mr. Thomas C. Snyder may be deemed to have voting and dispositive power over the Shares directly held by the account. The address of Mr. Thomas C. Snyder is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(9)	Snyder Associated Companies, Inc. indirectly owns the 1,332,827 Shares through Snyder Industries, Inc., its wholly owned subsidiary. The address of Snyder Associated Companies, Inc. is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(10)	Based on the Schedule 13G report filed by this security holder with the SEC on February 12, 2010, Chilton Investment Company, LLC, as an investment adviser registered under section 203 of the Investment Advisers Act of 1940, reported a total aggregate amount beneficially owned of 2,349,163 Shares, sole voting power of 2,349,163 Shares and sole dispositive power of 2,349,163 Shares. The address of Chilton Investment Company, LLC is 1266 East Main Street, 7th Floor, Stamford, CT 06902.

(11)	Based on the Schedule 13G report filed by this security holder with the SEC on February 12, 2010, Wellington Management Company, LLP, as an investment adviser registered under section 203 of the Investment Advisers Act of 1940, reported a total aggregate amount beneficially owned of 1,704,700 Shares, shared voting power of 869,700 Shares and shared dispositive power of 1,704,700 Shares. The address of Wellington Management Company, LLP is 75 State Street, Boston, MA 02109.

(12)	Based on the joint Amendment No. 1 to Schedule 13G report filed by this security holder with the SEC on July 15, 2010 by this security holder, Diamondback Holdings, LLC, Wexford GP LLC, Charles E. Davidson and

Joseph M. Jacobs, the reporting persons reported a total aggregate amount beneficially owned of 1,240,000 Shares, shared voting power of 1,240,000 Shares and shared dispositive power of 1,240,000 Shares, upon conversion of 75,000 shares of Series A Preferred Stock. The address of Wexford Capital LP is 411 West Putnam Avenue, Greenwich, Connecticut 06830.

(13)	Based on the joint Schedule 13G report filed with the SEC on February 16, 2010 by this security holder and Edward C. Johnson, the reporting persons reported a total aggregate amount beneficially owned of 1,722,700 Shares, sole voting power of 290,900 Shares and sole dispositive power of 1,722,700 Shares. The address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109.

(14)	Based on the joint Schedule 13G report filed with the SEC on January 4, 2010 by this security holder, Harbinger Capital Partners LLC, Harbinger Holdings, LLC and Philip Falcone, the reporting persons reported a total aggregate amount beneficially owned of 1,714,300 Shares, shared voting power of 1,714,300 Shares and shared dispositive power of 1,714,300 Shares. The address of Harbinger Capital Partners Master Fund 1, LTD. is International Fund Services (Ireland) Limited, Third Floor, Bishop’s Square, Redmond’s Hill, Dublin 2, Ireland.

(15)	According to the Form 4 filed with the SEC on August 3, 2010 by this security holder and Schedule I to the Voting Agreement, of the Shares indicated as beneficially owned by Jacob B. Linaberger, 936,037 Shares are directly owned by him, including 23,300 unvested restricted Shares issued to him pursuant to our stock incentive plan. 5,000 Shares are indirectly owned by him through his wife, Filomena Linaberger, who directly owns the Shares, and 2,500 Shares are indirectly owned by him through his daughter, who directly owns the Shares.

(16)	The Shares indicated as beneficially owned by David E. Wallace include 32,950 unvested restricted Shares issued pursuant to our stock incentive plan that are directly owned by him.

(17)	The Shares indicated as beneficially owned by Rhys R. Reese include 23,300 unvested restricted Shares issued pursuant to our stock incentive plan that are directly owned by him.

(18)	The Shares indicated as beneficially owned by Thomas W. Stoelk include 21,300 unvested restricted Shares issued pursuant to our stock incentive plan that are directly owned by him.

(19)	The Shares indicated as beneficially owned by Daniel Arnold include 18,450 unvested restricted Shares issued pursuant to our stock incentive plan that are directly owned by him.

(20)	The Shares indicated as beneficially owned by Michael J. Seyman include 15,700 unvested restricted Shares issued pursuant to our stock incentive plan that are directly owned by him.

(21)	The Shares indicated as beneficially owned by Anthony J. Mendicino include 12,050 unvested restricted Shares issued pursuant to our stock incentive plan that are directly owned by him. The address of Mr. Mendicino is 212 S. Springmill Road, Villanova, PA 19085.

(22)	According to the Form 4 filed with the SEC on January 21, 2010 by this security holder, of the Shares indicated as beneficially owned by Charles C. Neal, 12,050 unvested restricted Shares issued pursuant to our stock incentive plan are directly owned by him and 5,000 Shares are indirectly owned by him through Chas. A. Neal & Company. Charles C. Neal is a director and the President of Chas. A. Neal & Company, and may be deemed to have voting and dispositive power over the Shares directly owned by Chas. A. Neal & Company. Mr. Neal’s address is 25 First Ave. N.E. P.O. Box 269, Miami, OK 74355.

(23)	The Shares indicated as beneficially owned by John A. Staley, IV include 12,050 unvested restricted Shares issued pursuant to our stock incentive plan that are directly owned by him. Mr. Staley’s address is One Oxford Centre, Suite 3950, Pittsburgh, PA 15219.

(24)	According to the Form 4 filed with the SEC on January 21, 2010 by this security holder, the Shares indicated as beneficially owned by Edward J. DiPaolo include 13,550 unvested restricted Shares issued pursuant to our stock incentive plan that are directly owned by him and 500 Shares that are owned indirectly through Hickory Hills Investments, Ltd. Mr. DiPaolo is a limited partner of Hickory Hills Investments, Ltd., and may be deemed to have voting and dispositive power over the Shares directly owned by Hickory Hills Investments, Ltd. Mr. DiPaolo’s address is 15814 Champions Forest Drive, #235, Spring, TX 77379.

CURRENT COMPANY DIRECTORS AND EXECUTIVE OFFICERS
     The names of the current Company directors, executive officers and key employees, and their ages are as follows:

Name	Age	Position
David E. Wallace	56	Chairman and Chief Executive Officer
Anthony J. Mendicino	62	Director
Mark A. Snyder	54	Director
John A. Staley, IV	67	Director
David E. Snyder	60	Director
Edward J. DiPaolo	57	Director
Charles C. Neal	51	Director
Jacob B. Linaberger	61	President
Rhys R. Reese	49	Executive Vice President, Chief Operating Officer and Secretary
Daniel Arnold	51	Vice President of Sales and Marketing
Michael J. Seyman	52	Vice President of Operations
Thomas W. Stoelk	55	Vice President and Chief Financial Officer
     David E. Wallace (Chairman and Chief Executive Officer). Mr. Wallace has over 30 years of experience in the oilfield services industry. Mr. Wallace’s principal occupation is as our Chief Executive Officer and Chairman of our Board, positions he has held since our formation in March 2005. Prior to the formation of Superior Well Services, Inc., he co-founded Superior Well Services, Ltd. and had been its Chief Executive Officer since its inception in 1997. Prior to co- founding Superior Well Services, Ltd., Mr. Wallace held various operational management and sales positions at Halliburton Energy Services, Inc. during his 20-year tenure with that company. Mr. Wallace’s oilfield service company experience, his tenure as co-founder and the significance of his beneficial ownership of the Shares led the Board to select him as a director. Mr. Wallace graduated with a bachelor of science in civil engineering degree from the University of Kentucky.
     Anthony J. Mendicino (Director). Mr. Mendicino has served as a director on our Board since August 2005. Mr. Mendicino is the Chairman of our Audit Committee and is a member of our Compensation Committee and Nominating and Corporate Governance Committee. Mr. Mendicino retired in July 2007 from his principal occupation as the Senior Vice President — Finance and Chief Financial Officer of UGI Corporation, a Delaware corporation, a position he had held since December 2002. He previously served as Vice President — Finance and Chief Financial Officer of UGI Corporation from September 1998 to December 2002. UGI Corporation is a distributor and marketer of energy products and services. Mr. Mendicino was also Senior Vice President and Chief Financial Officer and a director from 1987 to 1996 of UTI Energy Corp., a diversified oil field service company. Mr. Mendicino’s prior oilfield service company experience, financial and accounting skills and independence from management led the Board to select him as a director. Mr. Mendicino holds a bachelor of science degree in civil engineering from Lehigh University and an MBA from the Wharton School of the University of Pennsylvania.
     Mark A. Snyder (Director). Mr. Snyder has served as a director on our Board since our formation in March 2005. Mr. Snyder’s principal occupation is as the Secretary of Snyder Associated Companies, Inc. and he has served in that capacity since June 1999. Snyder Associated Companies Inc. is a privately held natural resources and manufacturing company. He has served as a director and executive officer of Snyder Associated Companies, Inc. for over 30 years. Mr. Snyder also serves as the Secretary of each of Armstrong Cement & Supply Corp., Buffalo Valley Real Estate Co., Mark Ann Industries, Inc. and Snyder Brothers, Inc. and has served in that capacity since June 1999. Mr. Snyder serves as the Chairman and Chief Executive Officer for Sylvan, Inc., which is a privately owned international fungal product producer. He serves as a director for The Farmers and Merchants Bank of Western Pennsylvania, ACMH Hospital, Children’s Hospital of Pittsburgh Foundation, Brayman Construction Corporation, a privately held highway building contractor, and Greenleaf Corporation, a privately held tool manufacturer. Mr. Snyder’s energy company experience, financial and banking skills and the significance of his beneficial ownership of the Shares led the Board to select him as a director. Mr. Snyder holds an associates degree in mechanical engineering technology from Pennsylvania State University. Mark A. Snyder is the brother of David E. Snyder, who is also a member of our Board.
     John A. Staley, IV (Director). Mr. Staley has served as a director on our Board since June 2005. Mr. Staley is the Chairman of our Compensation Committee and is a member of our Audit Committee and Nominating and Corporate Governance Committee. Mr. Staley was a director of Boron LePore & Associates, Inc. from May 1997 to

2002. Mr. Staley was employed in various capacities with Federated Investors, from 1969 until 1994. From December 1977 until his retirement in September 1994, he served as President and Chief Executive Officer of Federated Research Corp., an investment management firm subsidiary of Federated Investors. He worked as a self- employed financial advisor from September 1994 through September 1996 and has been the President of Staley Capital Advisers, Inc., an investment advisory firm, from September 1996 to present. Mr. Staley’s position at Staley Capital Advisers, Inc. is his principal occupation. He is also a director of several private companies and a trustee emeritus of Duquesne University and the Children’s Hospital of Pittsburgh. Mr. Staley’s investment banking experience, financial and accounting skills and independence from management led the Board to select him as a director. Mr. Staley is a Certified Public Accountant and holds a bachelor of science degree from Duquesne University and an MBA in finance from Northwestern University’s Kellogg Graduate School of Business.
     David E. Snyder (Director). Mr. Snyder has served as a director on our Board since our formation in March 2005. Mr. Snyder is the President, Treasurer and a member of the Board of Snyder Associated Companies, Inc., a privately held natural resources and manufacturing company, and he has served as a director and executive officer of Snyder Associated Companies, Inc. for over 30 years. Mr. Snyder has also served as a director and executive officer of Armstrong Cement & Supply Corp., Mark Ann Industries, Inc. and Snyder Brothers, Inc. since June 1999. He currently serves as a director of The Farmers & Merchants Bank of Kittanning and of Sylvan, Inc., a privately owned international fungal products producer. Mr. Snyder’s energy company experience, financial and banking skills and the significance of his beneficial ownership of our common stock led the Board to select him as a director. Mr. Snyder holds a bachelor of science degree in business finance from Indiana University of Pennsylvania. David E. Snyder is the brother of Mark A. Snyder, who is also a member of our Board.
     Edward J. DiPaolo (Director). Mr. DiPaolo has served as a director on our Board since July 2006. Mr. DiPaolo is a member of our Audit Committee and Nominating and Corporate Governance Committee. Mr. DiPaolo’s principal occupation is as a consultant to Growth Capital Partners, L.P., an investment and merchant banking firm, and he has served in that capacity since August of 2003. From 1976 to 2002, Mr. DiPaolo was with Halliburton Company, most recently as Group Senior Vice President of Global Business Development. Previously, Mr. DiPaolo was the North American Regional Vice President and Far East Regional Vice President within Halliburton. Mr. DiPaolo currently serves on the Board of Evolution Petroleum Corporation, Boots and Coots International Well Control, Inc., and Willbros Group, Inc. Mr. DiPaolo is also an independent oil and gas producer and advises various private companies. Mr. DiPaolo’s prior oilfield service company experience, financial and accounting skills and independence from management led the Board to select him as a director. He received his undergraduate degree in agricultural engineering from West Virginia University in 1976 and serves on the Advisory Board of the West Virginia University College of Engineering.
     Charles C. Neal (Director). Mr. Neal has served as a director on our Board since June 2005. Mr. Neal is the Chairman of our Nominating and Governance Committee and is a member of our Audit Committee and Compensation Committee. Mr. Neal’s principal occupation is as a director and the President of Chas. A. Neal & Company, a privately held company with investments in oil and gas exploration and production, banking, private equity and marketable securities. He has held this position since 1989. Prior to that, he was with Merrill Lynch & Co. in investment banking. He is also a director of several privately held companies. He is a director and Chairman of The First National Bank & Trust Company of Miami and a director and President of First Miami Bancshares, Inc. Mr. Neal’s energy company experience, financial and accounting skills and independence from management led the Board to select him as a director. Mr. Neal holds a bachelor of arts degree in economics from the University of Oklahoma and a JD/MBA degree from the University of Chicago Law School and Graduate School of Business.
     Jacob B. Linaberger (President). Mr. Linaberger has over 38 years of experience in the oilfield services industry. Mr. Linaberger has served as our President since our formation in March 2005. Prior to the formation of Superior Well Services, Inc. in 2005, he co-founded Superior Well Services, Ltd. and had been its President since its inception in 1997. He oversees our daily operations, determines staffing levels and maintains customer relationships. Prior to co-founding Superior Well Services, Ltd., Mr. Linaberger held various operational management, technical engineering and sales positions at Halliburton Energy Services, Inc. during his 25-year tenure with that company. Mr. Linaberger holds a bachelor of science degree in petroleum engineering from Pennsylvania State University.
     Rhys R. Reese (Executive Vice President, Chief Operating Officer and Secretary). Mr. Reese has over 25 years in the oilfield services industry. Mr. Reese has served as our Executive Vice President, Chief Operating Officer and Secretary since our formation in March 2005. Prior to the formation of Superior Well Services, Inc. in 2005, he co-founded Superior Well Services, Ltd. and had been its Chief Operating Officer since its inception in 1997. Mr. Reese oversees all engineering personnel and investigates emerging technologies related to operations. Prior to co-founding Superior Well Services, Ltd., Mr. Reese spent 15 years at Halliburton Energy Services, Inc. where he held various managerial, engineering and technical sales positions. Mr. Reese holds a bachelor of science degree in petroleum engineering from Pennsylvania State University.

     Daniel Arnold (Vice President of Sales and Marketing). Mr. Arnold has served as our Vice President of Sales and Marketing since May 2007. Prior to becoming Vice President of Sales and Marketing, Mr. Arnold served as our Southeast Regional Manager from 2002 until 2007. Mr. Arnold holds a bachelor of science degree in chemical engineering from the University of Kentucky and an MBA from Case Western Reserve University.
     Michael J. Seyman (Vice President of Operations). Mr. Seyman has over 30 years of oilfield service industry experience. Mr. Seyman has served as our Vice President of Operations since December 2009. Prior to this, he served as Director of Technology from March 2008 until his promotion to Vice President of Operations. He also served in several operations and technical roles within Superior Well Services, Inc. from 2002 through 2008. Prior to joining Superior Well Services, Inc. in 2002, Mr. Seyman worked at Halliburton Energy Services for 23 years where he spent time in numerous technical and technical sales roles. Mr. Seyman holds a Bachelor of Science degree in Chemical Engineering from the University of Pittsburgh.
     Thomas W. Stoelk (Vice President and Chief Financial Officer). Mr. Stoelk is our Vice President and Chief Financial Officer and has served in that capacity since June 2005. Prior to joining Superior Well Services, Inc. in 2005, Mr. Stoelk served as Senior Vice President and Chief Financial Officer of Great Lakes Energy Partners, LLC, an independent oil and gas producer, since its inception in 1999. From 1994 to 1999, Mr. Stoelk served as Chief Financial Officer of Range Resources Corporation, an independent oil and gas producer listed on the New York Stock Exchange. Mr. Stoelk is a Certified Public Accountant and was a Senior Manager with Ernst & Young LLP prior to joining Range Resources Corporation. Mr. Stoelk holds a bachelor of science degree in industrial administration from Iowa State University
COMPANY BOARD OF DIRECTORS AND
CORPORATE GOVERNANCE INFORMATION
Code of Conduct
          Our Board has adopted a Code of Business Conduct and Ethics (the “Code of Conduct”), which includes series of corporate governance principles applicable to all our employees, officers and directors, and is designed to affirm our high standards of business conduct and to emphasize the importance of integrity and honesty in the conduct of our business. We believe that the ethical foundations outlined in our Code of Conduct are critical to our ongoing success. The Code of Conduct is distributed to all of our employees and is posted on the “Investor Relations — Corporate Governance” portion of our public website at www.swsi.com.
          The Code of Conduct addresses, among other matters, the following:
•	ethics;
•	human resources policies;
•	protection of property;
•	corporate communications;
•	securities and insider trading;
•	conflicts of interest and confidentiality;
•	antitrust;
•	records retention; and
•	reporting violations.

Code of Ethics for Certain Employees
          We have adopted a Code of Ethics for the Principal Executive Officer and Senior Financial Officers (the “Code of Ethics”), which applies to our Chief Executive Officer and each of our senior financial officers (including our principal financial officer and our principal accounting officer and controller), and complies with the rules of the SEC and Rule 406 of the Sarbanes-Oxley Act of 2002. The Code of Ethics is intended to deter wrongdoing and to promote, among other things, the following principles:
•	act with honesty, integrity and in an ethical manner;
•	promptly disclose to the Board any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest between such officer’s personal and professional relationships;
•	respect and maintain the confidentiality of information acquired in the course of his or her work, except when authorized or otherwise legally obligated to disclose such information, and not use confidential information acquired in the course of his or her work for personal advantage;
•	promote ethical behavior in the work environment;
•	responsibly use and control all assets and resources employed by or entrusted to him or her;
•	ensure that accounting entries are promptly and accurately recorded and properly documented and that no accounting entry intentionally distorts or disguises the true nature of any business transaction;
•	prohibit the establishment of any undisclosed or unrecorded funds or assets for any purpose and provide for the proper and prompt recording of all disbursements of funds and all receipts;
•	maintain books and records that fairly and accurately reflect our business transactions;
•	devise, implement, maintain and monitor internal controls sufficient to assure that financial record-keeping objectives are met;
•	comply with generally accepted accounting standards and practices, rules, regulations and controls;
•	perform responsibilities with a view to causing our public communications, including periodic and other reports we file with the SEC, to be made on a timely basis with appropriate disclosures;
•	sign only those reports and other documents, including filings with the SEC, that he or she believes to be accurate and truthful;
•	not make, or tolerate to be made, false statements or entries for any purpose in our books and records or in any internal or external correspondence, memoranda or communication of any type, including telephone or electronic communications;
•	comply, as appropriate and with the advice of counsel (as necessary), with rules, laws, and regulations of federal, state and local governments;
•	not knowingly be a party to any illegal activity or engage in any act that will discredit his or her profession or us; and
•	promptly report to the Audit Committee of the Board any situation where the Code of Ethics or any of our other policies or conduct codes, or any law applicable to us or our employees, is being violated.
Board Composition
          The Board is responsible for the supervision of our overall affairs. The Board is currently composed of Edward J. DiPaolo, Charles C. Neal, David E. Snyder, Mark A. Snyder, John A. Staley, IV, Anthony J. Mendicino and David E. Wallace. To assist in carrying out its duties, the Board has delegated authority to the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. For more information relating to the duties and composition of these committees, please see the sections below entitled “Board Meetings” and “Board Committees.”
Director Independence
          It is important to the Company for investors to have confidence that the individuals serving as independent directors on our Board do not have a relationship with us that would impair their independence. Under the rules of The NASDAQ Stock Market LLC (the “Nasdaq Rules”), our Board has a responsibility to make an affirmative determination that no such relationships exist. The Nasdaq Rules generally provide that an “independent director” is a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq Rules also provide specific criteria that, if met, disqualify a director from being independent.

          The Board has determined that Charles C. Neal, Anthony J. Mendicino, Edward J. DiPaolo and John A. Staley, IV each qualify as an independent director under the Nasdaq Rules. David E. Wallace is not considered independent because he currently serves as our Chairman and Chief Executive Officer. Mark A. Snyder and David E. Snyder are not considered independent because they are affiliates of Snyder Associated Companies, Inc., which has business relationships with the Company.
Executive Sessions of the Independent Directors
     In accordance with the Nasdaq Rules, the independent directors meet in executive session without management or non-management directors who are not independent at each regularly scheduled Board meeting. Mr. Neal was the presiding director at these sessions.
Board Meetings
     During fiscal 2009, the Board held 17 meetings of the full Board. Each director attended at least 75% of the aggregate number of meetings of the Board.
     It is the policy of the Board that directors are encouraged to attend each meeting of stockholders, and all of the directors attended the 2010 Annual Meeting of Stockholders.
Board Committees
     Our Board currently has, and appoints the members of, standing Audit, Compensation, and Nominating and Corporate Governance committees. No incumbent director attended fewer than 75% of the total number of committee meetings held by committees of the Board on which he served during the period that he served on such committee. Each of these committees has a written charter approved by the Board. These charters are available on the “Investor Relations — Corporate Governance” portion of our website at www.swsi.com. We will also furnish copies of any charter to any person who requests them. Requests for copies should be directed to the Corporate Secretary, 1380 Rt. 286 East, Suite 121, Indiana, Pennsylvania 15701 or to investorrelations@swsi.com.
     Audit Committee. The Audit Committee has been established to assist the Board in:
•	overseeing the quality and integrity of our financial statements and other financial information we provide to any governmental body or the public;
•	overseeing our compliance with legal and regulatory requirements;
•	overseeing the independent registered public accounting firm’s qualifications and independence;
•	overseeing the performance of our internal audit function and independent registered public accounting firm;
•	overseeing our systems of internal controls regarding finance, accounting, legal compliance and ethics that our management and the Board have established;
•	facilitating an open avenue of communication among the registered independent accountants, financial and senior management, and the Board, with the registered independent accountants being accountable to the Audit Committee; and
•	performing such other duties as are directed by the Board.
     In connection with these purposes, the Audit Committee annually selects, engages and evaluates the performance and ongoing qualifications of, and determines the compensation for, our independent registered public accounting firm, reviews our annual and quarterly financial statements, and confirms the independence of our independent registered public accounting firm. The Audit Committee also meets with our management and external auditors regarding the adequacy of our financial controls and our compliance with legal, tax and regulatory matters and significant internal policies. While the Audit Committee has the responsibilities and powers set forth in its charter, it is not the duty of the Audit Committee to plan or conduct audits, to determine that our financial statements are complete and accurate, or to determine that such statements are in accordance with accounting principles generally accepted in the United States and other applicable rules and regulations. Our management is responsible for the preparation of our financial statements in accordance with accounting principles generally accepted in the United States and our internal controls. Our independent registered public accounting firm is responsible for the audit work on our financial statements. It is also not the duty of the Audit Committee to conduct investigations or to assure compliance with laws and regulations and our policies and procedures. Our management is responsible for compliance with laws and regulations and compliance with our policies and procedures.
     During 2009, the Audit Committee met five times. The Audit Committee is comprised of Mr. DiPaolo, Mr. Neal, Mr. Staley and Mr. Mendicino. Mr. Mendicino serves as chair of the Audit Committee. All members of the Audit Committee are “independent” as that term is defined in the Nasdaq Rules and as that term is defined by

Rule 10A-3 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”). The Board has determined that each member of the Audit Committee is financially literate and that Mr. Mendicino has the necessary accounting and financial expertise to serve as chairman. Our Board has determined that Mr. Mendicino is an “audit committee financial expert” following a determination that Mr. Mendicino met the criteria for such designation under the SEC rules and regulations. For information regarding Mr. Mendicino’s relevant business experience, see “— Current Company Directors and Executive Officers.”
     The report of the Audit Committee appears under the heading “Report of the Audit Committee” below.
     Compensation Committee. The Compensation Committee’s function is to support the Board in fulfilling its oversight responsibilities relating to senior management and director compensation. In this regard, the Board and Compensation Committee seek to align total compensation for our Chief Executive Officer and other senior executives with the long-term interests of our stockholders. The Compensation Committee oversees our stock incentive plan. All members of the Compensation Committee are independent as that term is defined in the Nasdaq Rules.
     During 2009, the Compensation Committee met four times. The Compensation Committee is comprised of Mr. DiPaolo, Mr. Neal, Mr. Mendicino and Mr. Staley. Mr. Staley served as the chair of the Compensation Committee. Each member of the Compensation Committee qualifies as an independent director under the Nasdaq Rules.
     The report of the Compensation Committee appears under the heading “Report of the Compensation Committee” below.
          The responsibilities of the Compensation Committee, as stated in its charter, include the following:
•	develop an overall executive compensation philosophy, strategy and framework consistent with corporate objectives and stockholder interests;
•	oversee our company’s plans, policies and programs to compensate our employees;
•	review whether the compensation plans, policies, and programs are competitive and consistent with our long-term strategy, corporate values and accepted legal practices;
•	review, approve and recommend all actions relating to compensation, promotion and employment-related arrangements for the CEO and Specified Officers (as that term is defined in the Compensation Committee’s charter), including severance arrangements;
•	determine our policy with respect to the application of Section 162(m) of the Internal Revenue Code of 1986, as amended, and when compensation may be paid by us that is not deductible for federal income tax purposes;
•	review, approve and recommend any other incentive or bonus plans applicable to the Chief Executive Officer and Specified Officers;
•	review, approve and recommend director compensation;
•	administer awards under and make recommendations to the Board with respect to incentive compensation and equity-based plans;
•	review the Compensation Disclosure & Analysis and recommend its inclusion in the Annual Report on Form 10-K or proxy statement;
•	select an appropriate peer group or peer groups against which our total executive compensation program is measured;
•	review and recommend goals and objectives relevant to the compensation of the CEO and executive officers and evaluate performance in light of those goals and objectives; and
•	review and recommend major changes to, and take administrative actions associated with, any other forms of non-salary compensation under its purview.
     Additional information regarding the Compensation Committee’s processes and procedures for the consideration and determination of executive compensation are discussed in “Compensation Discussion and Analysis” below.
     Nominating and Governance Committee. The Nominating and Governance Committee (the “Governance Committee”) is appointed by the Board to ensure that the Board governance system performs well. During 2009, the Governance Committee held three meetings. The Governance Committee is comprised of Mr. DiPaolo, Mr. Neal, Mr. Mendicino and Mr. Staley. Mr. Neal serves as the chair of the Governance Committee. Each member of the Governance Committee qualifies as an independent director under the Nasdaq Rules.
     The purposes of the Governance Committee include:

•	assist the Board by identifying individuals qualified to become Board members and to recommend that the Board select the director nominees for election at the annual meetings of stockholders or for appointment to fill vacancies;
•	recommend to the Board director nominees for each committee of the Board;
•	advise the Board about appropriate composition of the Board and its committees;
•	advise the Board about, develop and recommend to the Board appropriate corporate governance practices and to assist the Board in implementing those practices;
•	lead the Board in its annual review of the performance of the Board and its committees; and
•	perform such other functions as the Board may assign to the Governance Committee from time to time
Director Nomination Process
Qualification and Nomination of Director Candidates
     The Governance Committee has the responsibility under its charter to recommend nominees for election as directors to the Board.
     In considering candidates for the Board, the Governance Committee considers the entirety of each nominee’s credentials. There is currently no set of specific minimum qualifications that must be met by a nominee recommended by the Governance Committee, as different factors may assume greater or lesser significance at particular times and the needs of the Board may vary in light of its composition and the Governance Committee’s perceptions about future issues and needs. However, while the Governance Committee does not maintain a formal list of qualifications, in making its evaluation and recommendation of candidates, the Governance Committee may consider, among other factors, skills, experience in the context of the needs of the Board, independence, whether prospective nominees have relevant business and financial experience, industry or other specialized expertise and high moral character, as well as diversity and age. The Governance Committee does not have a formal policy with respect to diversity; however, the Board and Governance Committee believe that it is essential that the Board members represent diverse viewpoints.
     The Governance Committee may consider candidates for the Board from any reasonable source, including from a search firm engaged by the Governance Committee or stockholder recommendations (provided the procedures set forth below are followed). The Governance Committee does not intend to alter the manner in which it evaluates candidates based on whether or not the candidate is recommended by a stockholder. However, in evaluating a candidate’s relevant business experience, the Governance Committee may consider previous experience as a member of the Board.
Recommendation of Director Candidates by Stockholders
     Stockholders or a group of stockholders may recommend potential nominees for consideration for nomination by the Governance Committee by sending a written request to our Corporate Secretary at the our principal executive offices, Superior Well Services, Inc., 1380 Rt. 286 East, Suite #121, Indiana, Pennsylvania 15701 not earlier than the close of business on the 120th calendar day and not later than the 90th calendar day before the first anniversary of the date of the preceding year’s annual meeting. The written request must include the proposed nominee’s name, contact information and qualifications, as well as any additional information required by Items 401, 403 and 404 of SEC Regulation S-K. The request must also include the potential nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if nominated and elected. The request must also describe all relationships between the proposed nominee and the recommending stockholder and any agreements or understandings between the recommending stockholder and the proposed nominee regarding the nomination, as well as all relationships between the proposed nominee and any of our competitors, customers, suppliers, labor unions or other persons with special interests regarding us and whether, in the view of the stockholder, the nominee, if elected, would represent all stockholders and not serve for the purpose of advancing or favoring any particular stockholder or other constituency. The stockholder or group of stockholders making the recommendation must also disclose, with the written request described above, the number of shares of common stock that the stockholder or group beneficially owns, the period of time the stockholder or group has beneficially owned the shares and whether the stockholder or group of stockholders has a good faith intention to continue to hold the reported shares through the date of our next annual meeting of stockholders. Additional information may be requested from time to time by the Governance Committee from the proposed nominee or the stockholder. Acceptance of a recommendation for consideration does not imply that the Governance Committee will nominate the proposed nominee.
Leadership Structure of the Board of Directors
     The Board believes it is not in our stockholders’ best interests to adopt a policy that the Chairman of the Board may not have served as one of our executive officers. The Chairman of the Board position demands an individual with strong leadership skills and a comprehensive knowledge of our company. The Board believes it is important to have the flexibility to select a Chairman of the Board who is the best person for the job, regardless of whether that person is someone who is currently serving, or has previously served, as one of our executive officers.
     The Board elects the Chairman of the Board on an annual basis. Each year, the Board has an opportunity to review the leadership provided by David E. Wallace in this capacity and determine whether it believes we would be better served by appointing a different person to serve as Chairman of the Board. Mr. Wallace, one of our co-founders, has served as Chief Executive Officer and Chairman of the Board since our inception in 2005. He has over 30 years experience in the oilfield services industry and has been instrumental in the growth and development of the company since its inception.
     The Board continues to believe that our current leadership structure and Board composition protect stockholder interests and provide sufficient independent oversight, while also providing leadership and direction for the Board and executive management. More than a majority of our current directors are “independent” under the Nasdaq Rules, as more fully described elsewhere in this Information Statement under “Corporate Governance.” The independent directors meet separately from our management on at least a quarterly basis and are very active in the oversight of our company. The independent directors oversee such critical matters as the integrity of our financial statements, the evaluation and compensation of executive management, the selection and evaluation of directors, and the development and implementation of corporate governance programs.
     Each independent director has the ability to add items to the agenda for Board meetings or raise subjects for discussion that are not on the agenda for that meeting. In addition, the Board and each Board committee has complete and open access to any member of management and the authority to retain independent legal, financial and other advisors as they deem appropriate. The Chair of our Nominating and Corporate Governance Committee, Charles C. Neal, has served as chair at the meetings of the independent directors for several years. The Board believes that its majority-independent composition and the roles that our independent directors perform provide effective corporate governance at the Board level and independent oversight of both the Board and our management.
     The Board believes that our stockholders have been and continue to be well served by having Mr. Wallace serve as our Chairman of the Board. The current leadership model, when combined with the functioning of the independent director component of the Board and our overall corporate governance structure, strikes an appropriate balance between strong and consistent leadership and independent oversight of our business and affairs.
The Board’s Role in Risk Oversight
     The Board oversees the management of risks inherent in the operation of our businesses and the implementation of our strategic plan. The Board performs this oversight role by using several different levels of review. The Board’s role in our risk oversight process includes receiving regular reports from members of senior management on areas of material risk to our company, including operational, financial, legal and regulatory, and strategic and reputational risks. The full Board (or the appropriate Board committee as discussed in more detail below) receives reports from the appropriate “risk owner” within the organization to enable it to understand our risk identification, risk management and risk mitigation strategies.
     While the Board of Directors has the ultimate oversight responsibility for the risk management process, various committees of the Board also have responsibility for risk management that fall within the committees’ areas of responsibility. In performing this function, each committee has full access to management, as well as the ability to engage advisors. In particular, the Audit Committee focuses on financial risk, including internal controls, and receives an annual risk assessment report from our independent registered public accounting firm. In addition, in setting compensation, the Compensation Committee strives to create incentives that encourage a level of risk-taking behavior consistent with our business strategy. When a Board committee receives or prepares a report identifying areas of risk, the Chairman of that committee reports on the discussion to the full Board during the committee reports portion of the next Board meeting. This process enables the Board and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Stockholder Communications Policy
     Stockholders and other interested parties may communicate directly and confidentially with the Board, the non-management directors, each of the independent directors and the Audit Committee Chairman by sending a letter addressed to the intended recipients, c/o Corporate Secretary, Superior Well Services, Inc., 1380 Rt. 286 East, Suite 121, Indiana, Pennsylvania 15701 or by sending an email specifying the intended recipients to rreese@swsi.com. The Board has instructed our Corporate Secretary to directly forward such correspondence only to the intended recipients.
Compensation Committee Interlocks and Insider Participation
     Our Compensation Committee is comprised of the following directors: John A. Staley, IV, Anthony J. Mendicino, Charles C. Neal and Edward J. DiPaolo. None of the members of the Compensation Committee has at any time been an officer or employee of us or had a relationship requiring disclosure under Item 404 of Regulation S-K and none of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Board or the Compensation Committee.
Board Review Process
     The Board has implemented an annual Board of Directors Performance Review Process with the following components:
•	each director will, on an annual basis, be afforded a reasonable time to assess the overall performance of the Board;
•	each assessment will attempt to strike a balance between numerical and narrative evaluation; and
•	after the assessments are collected, they will be provided to the Chairman of the Governance Committee who will report the results to the full Board without attributing opinions, comments or positions to a specific director.
     The Board of Directors Performance Review Process covering performance in 2009 was completed in March 2010 and was based on a program recommended by the Governance Committee. The Board may also consider such other components, in addition to those listed above, as it may determine are in the best interests of us and our stockholders.
Director Attendance at the Annual Meeting of Stockholders
     We believe that there are benefits to having members of the Board attend the Annual Meeting of Stockholders. From time to time, however, a member of the Board might have a compelling and legitimate reason for not attending the Meeting. As a result, the Board has decided that director attendance at the Annual Meeting should be strongly encouraged, but is not required.
COMPENSATION DISCUSSION AND ANALYSIS
     The following discussion and analysis may contain statements regarding future individual and company performance targets and goals. These targets and goals are disclosed in the limited context of our executive compensation program and should not be understood to be statements of management’s expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.
Executive Compensation Overview
     We seek to deliver fair and competitive compensation for our executive officers by structuring our executive compensation program principally around one goal — attracting, motivating and retaining top executive talent with the requisite skills and experience to develop, expand and execute our business strategy. To this end, we target compensation at levels competitive with similar oil service companies. In addition, we believe our executive officers should be rewarded for successfully executing goals designed to generate returns for our stockholders but not for poor performance. As a result, we tie selected elements of our executive compensation program to individual as well as company performance goals.
     Our Compensation Committee was formed in July 2005 in connection with our initial public offering. The Compensation Committee reviews, evaluates and recommends executive compensation to the Board, including the compensation philosophy, policies and plans for our executive officers. The Compensation Committee also conducts an annual review of the performance of our Chief Executive Officer (“CEO”) and the compensation he could receive under various circumstances, including upon retirement and upon a change in control. The Compensation Committee regularly reports to the Board regarding executive compensation matters; while the Compensation Committee will not report to the board less frequently than annually, the Board may also request that the Compensation Committee provide a report or a recommendation on an as-needed basis as well. During 2009, Equilar Inc. was engaged by the Compensation Committee to provide independent compensation data used in its compensation review for 2009. Our CEO also provides recommendations to the Compensation Committee in its evaluation of our executive officers, including recommendations of individual cash and equity compensation levels for executive officers. As a basis for these recommendations, the CEO evaluates the contribution of each executive officer based on his personal experiences. The remaining named executive officers do not have the broad overview of both company and individual performance that our CEO typically possesses, thus the remaining named executive officers do not report to the Compensation Committee or the Board regarding executive compensation decisions. The Board gives considerable weight to the recommendations and reports of the Compensation Committee, especially in light of the Compensation Committee’s close working relationship with our CEO and outside advisors where applicable, although the Board retains the final decision-making authority regarding all executive compensation decisions.
     Throughout this Information Statement, the individuals who served as our CEO and Chief Financial Officer during the fiscal year ended December 31, 2009, as well as the other individuals included in the Summary Compensation Table below are referred to as “named executive officers” or “NEOs.”
Executive Compensation Philosophy and Objectives
     General. Our executive compensation philosophy is determined by our need to recruit, motivate and retain outstanding executive officers who are responsible for our long-term success. The Compensation Committee believes that each executive officer’s salary and overall compensation should be competitive with similar oil service companies after taking into account the officer’s performance and level of responsibility. The Compensation Committee believes this approach closely links the compensation of our executive officers to the accomplishment of operating and strategic objectives that coincide with increased stockholder value. The Compensation Committee uses equity-based incentives to help retain and motivate employees with the goal of improving long-term performance and aligning employee interests with those of our stockholders.
     The principal objectives that guide the Compensation Committee in its deliberations regarding executive compensation matters include:
•	providing a competitive compensation package that attracts, motivates and retains qualified and highly skilled officers that are key to our long-term success;
•	basing compensation on the levels of job responsibility;
•	rewarding individual performance by ensuring a meaningful link between our operational performance and the total compensation received by our officers; and
•	balancing the components of compensation so that both short-term (annual) and long-term performance objectives are recognized.
     The Compensation Committee works closely with our CEO to ensure that our executive compensation program supports these objectives and our company culture. In addition, the Compensation Committee has established a number of processes to assist it in ensuring that our executive compensation program is achieving these objectives. Among those processes are:
•	Consulting Outside Advisors. The Compensation Committee has the authority to work with outside consultants from time to time. In 2007, the Compensation Committee determined that it would be in the best interest of the company to obtain general compensation information regarding executives in our industry and at companies that we consider our “peers.” The Compensation Committee purchased a subscription to receive such information from Equilar, Inc. and has renewed it annually since. The subscription provides the Compensation Committee with information regarding executive and director compensation, as well as trends in compensation generally and with the granting of equity-based awards. Equilar, Inc. was not engaged to conduct a specific survey or to provide any particular report, but is utilized more as a knowledge and comparison source for the Compensation Committee when it is conducting its own compensation reviews for our executive officers. Equilar, Inc. does not provide the Compensation Committee with any type of direct recommendations regarding compensation, and the Compensation Committee is not required to follow the trends reported by Equilar, Inc. or of any other consultant or advisor that the Compensation Committee may determine to confer with from time to time.
     Each year, the Compensation Committee, with the assistance of our CEO, develops a peer group of companies to be used as a guide in its compensation decisions (the “Peer Group”). The Peer Group is chosen for various reasons, including similarities to our company in terms of (1) industry, (2) age as a newly formed company, and (3) size in terms of annual revenues. The Compensation Committee periodically reviews the composition of the Peer Group, the compensation paid at these companies, as well as their corporate performance and other factors in determining the appropriate compensation levels for our executives. The publically-traded oilfield service companies in our 2009 Peer Group included:
•	Allis-Chalmers Energy, Inc.;
•	Basic Energy Services, Inc.;
•	Key Energy Services, Inc.; and
•	RPC, Inc.
     In reviewing the 2009 data from Equilar, we determined that none of our Peer Group companies reported compensation data for a position comparable to that of our Vice President of Sales and Marketing. As a result, we expanded the Peer Group for that position by looking at all U.S. companies within Equilar’s energy sector database having a market capitalization between $400.0 million and $1.0 billion. We identified six comparable positions within the expanded peer group.
     The Compensation Committee reviews base salaries, short term incentive amounts and long term incentive amounts for comparable senior executives from the Peer Group as one of many factors in making its compensation recommendations and decisions. However, the Compensation Committee does not “target” a specific percentile for our compensation components due to our short operating history as a public company.
•	Assessment of Individual and Company Performance. In addition to market data, the Compensation Committee considers other factors prior to making recommendations and decisions relating to the various components of compensation. These other factors may include the executive’s individual performance, the executive’s level of experience, the size of year-over-year changes in compensation, and the weight we assign to a particular executive position. These measures are discussed in more detail below.
•	Total Compensation Review. In reviewing executive compensation, the Compensation Committee considers the individual components of compensation and the aggregate compensation payable for each named executive officer. In conducting this review, the Compensation Committee seeks to achieve the appropriate balance between immediate cash rewards and long-term financial incentives for the achievement of financial and non-financial objectives.
     As part of this process, the Compensation Committee reviews the mix of the compensation elements for executive officers against comparable companies in the Peer Group, utilizing data provided by Equilar, Inc. The size and mix of each element in a compensation package is based on the officer’s job performance, market practice and overall company performance. The level of incentive compensation typically increases in relation to an executive officer’s level of responsibility. The Compensation Committee believes that as employees progress to higher levels in our organization, an increasing proportion of their pay should be linked to company performance and stockholder returns because they are in a position to have greater influence on company results.
     The Compensation Committee may recommend, as appropriate, to modify the mix of base, annual and long-term incentives to best fit an executive officer’s specific circumstances. This provides more flexibility to the Committee to reward executive officers appropriately as they near retirement, when they may only be able to partially fulfill the vesting required for stock awards. The Compensation Committee may also recommend an increase in the size of stock awards to an executive officer if the total number of career stock awards does not adequately reflect the executive’s current position with us.
     In addition to the three primary compensation elements, the Compensation Committee periodically reviews perquisites and other compensation as well as payments that would be required under the employment agreements with the executive officers. Following the 2009 review, the Compensation Committee determined that all elements of our executive compensation were reasonable in the aggregate.
Overview of Executive Compensation Components
     The Compensation Committee evaluates both performance and compensation to ensure that we maintain our ability to recruit, motivate and retain outstanding executive officers and that compensation provided to our executives remains competitive relative to the compensation paid to similarly-situated executive officers of our Peer Group. In furtherance of these goals, our executive compensation program consists of three basic components:
•	base salaries;
•	annual cash incentives; and
•	long-term incentive compensation.

     In recommending compensation, our Compensation Committee also considers the risks to our stockholders and to achievement of our goals that may be inherent in the compensation program. Although a significant portion of our executives’ compensation is performance-based and “at-risk,” we believe our executive compensation plans are appropriately structured and do not pose a material adverse risk to our company.
     We consider the following principles and guidelines when evaluating whether our executive compensation plans and policies encourage our executives to take unreasonable risks:
•	we set performance goals that we believe are reasonable in light of past performance and market conditions;
•	we use restricted stock units rather than stock options for equity awards because restricted stock units retain value even in a depressed market so that executives are less likely to take unreasonable risks to get, or keep, options “in-the-money”;
•	set time-based vesting over five years for our long-term incentive awards, even after achievement of any performance criteria, ensures that our executives’ interests align with those of our stockholders for long-term performance of our company; and
•	assume achievement of at least a minimum level of performance, payouts under our performance-based plans result in some compensation at levels below full target achievement, rather than an “all-or-nothing” approach.
Base Salaries
     We provide our executive officers and other employees with an annual base salary that provides fixed levels of compensation for performing specific job responsibilities. The minimum base salary of each named executive officer is set forth in his respective employment agreement and represents the minimum income that the executive may receive in a given year. In determining adjustments to the base salary of our executive officers, the Compensation Committee reviews the compensation of comparable senior executives from the Peer Group as discussed above, as well as the skills and requirements of our executive management positions. In addition, the Compensation Committee considers the following factors in determining whether to recommend an adjustment to base salaries:
•	the executive officer’s responsibilities;
•	the executive officer’s experience and background;
•	the executive officer’s performance during the prior year;
•	the general movement of salaries in the marketplace; and
•	our financial and operating results.
     The individual base salary levels are generally reviewed annually as part of our performance review process, as well as upon a promotion or other change in job responsibility and are adjusted based on an analysis of current market salary levels within the Peer Group and consideration of the factors discussed above.
     As part of its review, the Compensation Committee considered the following factors, which related to our 2009 financial and operating results:
•	revenue decreased by 23.3% to $399.5 million;
•	earnings (loss) per diluted share of common stock was $1.63, $1.64 and $(3.39) for the years ended December 31, 2007, 2008 and 2009, respectively;
•	short and long-term debt obligations were reduced by $45.6 million;
•	operating loss was $114.4 million; and
•	Adjusted EBITDA decreased to $(4.3) million.
     We define Adjusted EBITDA as earnings (net income (loss)) before interest expense, income tax expense, non-cash stock compensation expense, non-cash goodwill and intangible impairment, depreciation, amortization and accretion. This term, as we define it, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP.
     Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows provided by operating, investing and financing activities or other income or cash flow statement data prepared in accordance with GAAP.

     The following table presents a reconciliation of Adjusted EBITDA with our net income (loss) for each of the periods indicated (amounts in thousands):

	Year Ended December 31,
	2005	2006	2007	2008	2009
Reconciliation of Adjusted EBITDA to Net Income (Loss):
Net income (loss)	$9,467	$31,923	$37,755	$38,812	$(79,615)
Income tax expense (benefit)	13,826	20,791	24,570	27,362	(47,291)
Interest expense	566	478	282	2,834	13,762
Stock compensation expense	—	1,740	1,961	2,522	2,941
Goodwill and intangible impairment	—	—	—	—	33,479
Depreciation, amortization and accretion	8,698	14,453	25,277	41,806	72,418

Adjusted EBITDA	$32,557	$69,385	$89,845	$113,336	$(4,306)

     In light of the operating results for the company in 2009, the Compensation Committee and the Board were responsive to our efforts to reduce overalls costs throughout the company by approving a freeze of current 2009 salary levels for the 2010 year. The base salaries for our senior executive officers will continue to be reviewed in light of both our own success as well as the general trend of our Peer Group’s executive officers, thus a significant change in either area could result in the Board reexamining this decision in the future.
Annual Cash Incentive
     The purpose of our annual cash incentive program is to provide motivation toward, and reward the accomplishment of, annual corporate objectives and annual performance metrics. Annual cash incentive awards are based on Company goals as well as each executive officer’s specific performance during the year. These performance criteria include performance against annual objectives, the officer’s impact on our results of operations and our ability to remain competitive with other oil service companies.
     Each officer has minimum threshold, target and maximum award opportunities that are aligned with minimum threshold, target and maximum performance outcomes for which incremental increases in performance outcomes result in incremental increases in the annual cash incentive awards. The annual cash incentive potential for our named executive officers ranges from 0% to 100% of base salary, depending on the position of the officer. Approximately half of the potential range (50%) in 2009 was based on the satisfactory completion of financial objectives and the balance of the potential range was based on the satisfaction of personal objectives. The incentive is performance-based and is determined according to the achievement of both financial and personal objectives during the previous fiscal year and is paid out following finalization of year-end results. In addition, the Compensation Committee may recommend that the Board exceed an officer’s annual cash incentive potential range based on the Committee’s view of that officer’s overall performance and contributions made during the year. Thus, while targets and metrics are used as fairly firm guidelines in order to ensure that we do not overcompensate our executives in a year of poor company performance, the annual cash incentive award program is ultimately a discretionary plan in light of the discretion that exists in awarding bonuses based on personal objectives.
     Financial Objectives. The Compensation Committee reviews and recommends to the Board the financial objectives for both the senior executive officers and our CEO. In 2009, the financial incentive for all senior executive officers was based on revenue, Adjusted EBITDA, cash flow per share and debt reduction goals. These goals were selected as the most appropriate measures upon which to base the annual incentive measures because we believe these financial metrics are among the most widely used to evaluate performance by investors and analysts. Each company performance goal includes a threshold level below which no award will be payable. The Board established a target number for each of these metrics. Threshold performance is defined as achieving 85% of the target; achieving 115% of the target qualifies as maximum performance. In 2009, the financial performance targets for revenues, Adjusted EBITDA, diluted cash flows per share and total debt reduction were $660 million, $101 million, $3.17 and $80 million, respectively.
     The current economic recession and credit environment has lowered demand for energy, resulting in significantly lower prices for crude oil and natural gas. North American drilling activity declined rapidly in the first six months of 2009 with the U.S. rig count dropping 58% over this period. This decrease in activity, coupled with increased price competition, has led to higher sales discounts across our operating regions, negatively impacting our operating margins. As a result, none of the minimum performance level metrics were achieved in 2009 with regard to company financial performance.
     Personal Objectives. The balance of the annual cash incentive is related to personal objectives that are specific to each executive officer’s position. The Compensation Committee approves and recommends the personal objectives for our CEO and assesses our CEO’s performance against those objectives in determining the level of the annual incentive award, which is approved by the Board. Our CEO identifies the personal objectives for the other executive officers and the Compensation Committee reviews and recommends to the Board the objectives for final approval. The personal objectives may include:
•	establishment of new crews, new service centers and new customers;
•	cost containment and revenue growth;
•	personnel-related objectives such as retention and staffing; and
•	internal control initiatives and compliance with Section 404 of the Sarbanes-Oxley Act of 2002.
     The minimum threshold, target and maximum individual performance assessments are based on how well the executive met the goals established. The weighting assigned to each of the personal objectives for a given executive is discretionary and is based on the relative importance of each. Throughout the year, the Compensation Committee and the Board may modify an individual’s personal objectives in response to changes in our business plan or operating environment.
     The 2009 personal objectives included:
•	integration of the Diamondback acquisition;
•	development of additional technical service offerings;
•	expansion of remote data transmission capabilities;
•	improvement of wireless capabilities of pressure pumping fleet;
•	increase and differentiation of our position in key shale plays;
•	addition of major integrated oil and gas companies to customer list;
•	recapitalization activities;
•	development of regional and financial management infrastructures through promotion and recruitment;
•	process improvements in the financial accounting systems; and
•	internal control initiatives and compliance with Section 404 of the Sarbanes-Oxley Act of 2002.
     For 2009, several of the named executive officers achieved some or all of their personal objectives. However, in line with the Compensation Committee and the Board’s rationale of freezing base salaries for the 2010 year, the Board determined that bonuses would not be made for the 2009 calendar year. The Board made this determination in light of the company’s failure to meet certain financial performance metrics during the 2009 year in addition to our desire to reduce operating costs.
Long-Term Incentive Compensation
          We currently administer long-term incentive compensation awards through our Amended and Restated Incentive Compensation Plan, or “Incentive Plan,” which was approved by our stockholders at our annual meeting of shareholders held on May 4, 2010. The Incentive Plan amended and restated our 2005 Stock Incentive Plan (the “LTIP”), which was initially approved by the Company’s stockholders on July 27, 2005 in connection with the Company’s initial public offering; however, the amendment and restatement of the LTIP was not intended to affect the terms of any incentive award granted prior to the effective date of the Incentive Plan without the prior written consent of any recipient of such award.
          Through the Incentive Plan, we encourage Share ownership by awarding long-term equity incentive awards under our Incentive Plan, which authorizes awards of stock options, performance awards, annual incentive awards, restricted stock and phantom stock awards and bonus stock awards. We believe that widespread Share ownership by key employees is a vital piece of our total compensation package and is designed to give our key employees a longer-term stake in our company, act as a long-term retention tool and align employee and stockholder interests by aligning compensation with growth in stockholder value. Historically, our Incentive Plan compensation component awards have been granted on an annual basis, although we have the authority to grant awards at any appropriate time, such as to new hires and in connection with promotions.
          Since our inception in 2005, we have awarded restricted stock grants that vest over a period of years, which we believe provides strong motivation for our employees. Restricted stock awards provide some value to an employee during periods of stock market volatility, whereas stock options may have limited perceived value and may do little to retain and motivate employees when the current value of our Shares is less than the option price.

Currently, our long-term equity incentive compensation is exclusively in the form of restricted Shares with vesting based on an employee’s continued employment over a period of time. The Compensation Committee determines the appropriate length of the vesting period. To date, all restricted stock awards vest over a five year period. These restricted Shares vest 15% per year for the first four years and 40% in year five. The disproportionate vesting percentages were designed to provide a strong financial incentive for an employee’s continued employment over the vesting period of the award.
          The Compensation Committee is ultimately responsible for granting awards under our Incentive Plan. The Compensation Committee approves the total number of Shares that will be available for grants. With these allotted number of Shares in mind, along with the individual recommendations that were made by the heads of our operational units, our CEO then determines what allocation of awards by group and function he feels is appropriate for the year, and he makes these recommendations to the Compensation Committee. The Compensation Committee, after discussing the allocations with the Board, grants all awards.
          The Compensation Committee, following the receipt of recommendations from our CEO, determines the amount and terms of our senior executives’ long-term incentive awards by reviewing competitive market data relating to our Peer Group and each senior executive’s past performance, ability to contribute to our future success, and length of time in the current position. The Compensation Committee takes into account the risk of losing the executive to other employment opportunities and the value and potential for appreciation in the market price of the Shares. The number of restricted Shares previously granted or vested pursuant to prior grants may be a factor that is used when determining subsequent grants to a senior executive officer.
          The Compensation Committee believes that executive management should have a meaningful economic stake in the company and that Incentive Plan awards are important in retaining our senior management. The Compensation Committee considers the foregoing factors together and subjectively determines the appropriate magnitude of the award. In 2009, equity-based compensation comprised approximately 13% of total executive officer compensation, which the Compensation Committee feels is a material and an appropriate level of equity-based incentives to give the officer a stake in our long-term success. The Compensation Committee recommended awards of restricted Shares to the executive officers in January 2010.
401(k) Retirement Plan
     We have a defined contribution profit sharing/401(k) retirement plan (the “401K Plan”), which is designed to assist our eligible officers and employees in providing for their retirement; each of our named executive officers participate in the 401K Plan. Employees are eligible to participate after six months of service. Under terms of the 401K Plan, employees are entitled to contribute up to 15% of their compensation, within limitations prescribed by the Internal Revenue Code. We may make discretionary matching contributions of 100% of employee contributions up to 4% of their compensation and may elect to make discretionary contributions to the 401K Plan, all subject to vesting ratably over a three-year period. As part of the cost reduction initiatives implemented in May 2009, the discretionary matching contribution was suspended. In addition, we may make a discretionary annual profit sharing contribution. No discretionary profit sharing contribution was made in 2009. In March 2010, the Compensation Committee recommended, and the Board of Directors approved, that the 401K Plan discretionary match be reinstated as of April 1, 2010.
Other Benefits
     In addition to base pay, annual cash incentives, long-term incentives and retirement benefits, we provide the additional forms of compensation outlined below.
Health and Welfare Benefits
     We offer a standard range of health and welfare benefits to all of our employees, including our executive officers, which we believe support our overall attraction and retention objectives. These benefits include medical, prescription drug, and dental coverage, life insurance, accidental death and dismemberment and long-term disability insurance. This is a fixed component of compensation and the benefits do not discriminate in favor of our executive officers. However, certain of our executive officers are entitled to medical and dental continuation coverage as described in more detail under “Executive Compensation — Potential Payments Upon Termination or Change in Control.”
Other Perquisites and Personal Benefits
     We believe that the total mix of compensation and benefits provided to our executives is competitive and perquisites should generally not play a large role in our executive officers’ total compensation. As a result, the perquisites and other personal benefits we provide to our executive officers are currently limited to the use of a leased company vehicle.
Employment Agreements, Severance Benefits and Change in Control Provisions
Employment Agreements
     We maintain employment agreements with our five named executive officers to ensure they will perform their roles for an extended period of time. These agreements are described in more detail elsewhere in this Information Statement. Please read “Executive Compensation — Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements.” These agreements provide for severance compensation to be paid if the employment of the named executive officer is involuntarily terminated or terminated following a change in control.
     The employment agreements between us and our named executive officers and the related severance provisions are designed to meet the following objectives:
•	Involuntary Termination without Cause. If we terminate the employment of our named executive officers without “cause” as defined in our employment agreements, we are obligated to pay the named executive officer certain compensation and other benefits as described in greater detail below. We believe these payments are appropriate because the terminated named executive officer is bound by confidentiality, non-solicitation and/or non-compete provisions for a period of up to two years after termination and because we and the named executive officer have mutually agreed to a severance package that is in place prior to any termination event. This provides us with more flexibility to make a change in senior management if such a change is in our and our stockholders’ best interests.
•	Change in Control. In certain scenarios, the potential for merger or being acquired may be in the best interests of our stockholders. As a result, we provide severance compensation to our named executive officers if the named executive officer’s employment is terminated following a change in control transaction to promote the ability of the named executive officer to act in the best interests of our stockholders even though his or her employment could be terminated as a result of the transaction.
     We believe that the triggering events under our employment agreements represent the general market triggering events found in employment agreements of companies against whom we compete for executive-level talent at the time they were negotiated. For the definitions of each of these triggering events under our employment agreements, see “Executive Compensation — Potential Payments Upon Termination or Change-in-Control” below.
          Incentive Plan
          Upon a change in control (which is referred to as a “Corporate Change” in our Incentive Plan), our Compensation Committee may recommend any of the following alternatives, which may vary among individual holders of awards:
•	accelerate outstanding incentive options so that such incentive options may be exercised in full for a limited period of time on or before a specified date fixed by the Compensation Committee, after which specified date all unexercised incentive options shall terminate;
•	require the mandatory surrender of some or all of the outstanding incentive options as of a date specified by the Compensation Committee, in exchange for cash;
•	make such adjustments to outstanding awards as the Compensation Committee deems appropriate to reflect such change in control; or
•	make no adjustments to outstanding incentive options.
          Under our Incentive Plan, a change in control is generally deemed to have occurred if:
•	we are not the surviving entity in any merger or consolidation (or we survive only as the subsidiary of an entity);
•	we sell, lease or exchange or agree to sell, lease or exchange, substantially all of our assets to any other person or entity;
•	we are to be dissolved or liquidated;
•	any person or group of persons acquires ownership of the Shares that constitutes more than 50% of our outstanding Shares; or
•	as a result or in connection with a contested election of directors, a majority of the members of the Board is replaced.

     We believe that the change in control triggering events under our Incentive Plan represent the general market triggering events found in the long-term incentive plans of companies against whom we compete for executive-level talent.
Deductibility of Executive Compensation
     Section 162(m) of the Internal Revenue Code prevents publicly traded companies from receiving a tax deduction on certain compensation paid to specific executive officers in excess of $1,000,000 in any taxable year. The Compensation Committee’s approach with respect to qualifying compensation paid to executive officers for tax deductibility purposes is that executive compensation plans will generally be designed and implemented to maximize tax deductibility. However, non-deductible compensation may still be paid to executive officers when necessary for competitive reasons or to attract or retain a key executive, or where achieving maximum tax deductibility would not be in our best interest.
Accounting and Tax Considerations
     Beginning in January 2006, we began accounting for stock-based compensation in accordance with FASB ASC Topic 718.
Stock Ownership Requirements and Hedging Prohibitions
     Stock ownership/retention guidelines have not been implemented by the Compensation Committee for our executive officers. We will continue to periodically review best practices and re-evaluate our position with respect to stock ownership/retention guidelines.
     Because short-range speculation in our securities based on fluctuations in the market may cause conflicts of interests with our stockholders, our Insider Trading Policy prohibits our executive officers and directors from trading in options, warrants, puts and calls related to our securities and it also prohibits selling our securities short or holding our securities in margin accounts.
REPORT OF THE COMPENSATION COMMITTEE
     The Compensation Committee has reviewed and discussed the disclosure set forth above under “Compensation Discussion and Analysis” with management, and based upon the review, the related discussions and other matters deemed relevant and appropriate by the Compensation Committee, the Compensation Committee has recommended to the Board of Directors that the “Compensation Discussion and Analysis” be included in this Information Statement to be delivered to stockholders.
COMPENSATION COMMITTEE,
John A. Staley, IV, Chair
Anthony J. Mendicino
Charles C. Neal
Edward J. DiPaolo
EXECUTIVE COMPENSATION
Summary Compensation
     The following table sets forth the compensation earned by our named executive officers for services rendered to us for the years ended December 31, 2007, 2008 and 2009.
Summary Compensation Table for the Year Ended December 31, 2009

				Non-Equity
				Incentive Plan	All Other
Name and Principal Position	Year	Salary(1)	Stock Awards(2)	Compensation(3)	Compensation(4)	Total
David E. Wallace	2009	$435,964	$60,825	$—	$18,551	$515,340
Chairman of the Board and	2008	393,100	112,920	330,500	7,127	843,647
Chief Executive Officer	2007	309,500	161,175	100,000	19,229	589,904
Jacob B. Linaberger	2009	$307,739	$40,550	$—	$422	$348,711
President	2008	325,280	75,280	280,500	371	681,431
	2007	304,500	107,450	100,000	13,214	525,164

				Non-Equity
				Incentive Plan	All Other
Name and Principal Position	Year	Salary(1)	Stock Awards(2)	Compensation(3)	Compensation(4)	Total
Rhys R. Reese	2009	$273,539	$40,550	$—	$13,343	$327,432
Executive Vice President,	2008	308,610	75,280	250,500	5,886	640,276
Chief Operating Officer and	2007	304,500	107,450	100,000	18,303	530,253
Secretary
Daniel Arnold(5)	2009	$205,992	$40,550	$—	$12,661	$259,203
Vice President, Sales and	2008	226,160	75,280	210,500	6,579	518,519
Marketing	2007	214,000	42,980	98,750	17,491	373,221
Thomas W. Stoelk	2009	$213,110	$40,550	$—	$9,600	$263,260
Vice President and Chief	2008	189,250	75,280	200,500	5,124	470,154
Financial Officer	2007	153,000	107,450	50,000	13,043	323,493

(1)	Effective September 15, 2008, we entered into amended and restated employment agreements with Messrs. Wallace, Linaberger, Reese and Stoelk. Pursuant to these agreements, annual base salaries were increased to $510,000 for Mr. Wallace, $360,000 for Mr. Linaberger, $320,000 for Mr. Reese and $240,000 for Mr. Stoelk. Salaries in 2008 reflect pro-rated amounts of these new salaries. Effective April 17, 2009, Messrs. Wallace, Linaberger, Reese, Arnold and Stoelk voluntarily agreed to reduce their annual base salaries by 15%, 15%, 15%, 10% and 10% respectively. The voluntary reductions were made in connection with the our 2009 cost reduction activities, and amounts disclosed as salaries in 2009 reflect the pro-rated amounts of previous and reduced annual base salaries as discussed in “Executive Compensation — Employment Agreements.”

(2)	The amounts included in the “Stock Awards” column for each of the 2009, 2008, and 2007 years represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Each NEO is required to pay $1.00 per Share on the grant date for each Share awarded, thus amounts also reflect the subtraction of $1.00 for each share of restricted stock granted. See note 6 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 for a further discussion of the assumptions used in determining the FASB ASC Topic 718 grant date fair value of these awards. The terms of the 2009 restricted stock awards are provided below in the narrative following the “Grants of Plan-Based Awards Table for the Year Ended December 31, 2009” table below.

(3)	Represents cash bonuses earned during 2007, 2008 and 2009. See the “Grants of Plan-Based Awards Table for the Year Ended December 31, 2009” table below for further information regarding the payout levels for the 2009 grants. Several of the named executive officers achieved some or all of their personal objectives. However, none of the NEOs received a cash bonus for 2009 due to our financial performance.

(4)	Represents our contribution to the 401K Plan and personal use of company vehicles. During 2009, we made 401K Plan contributions for Messrs. Wallace, Reese, Arnold and Stoelk of $16,600, $12,133, $9,947 and $9,600, respectively. All other remaining amounts during 2009 related to personal use of a company supplied automobile.

(5)	Mr. Arnold became Vice President of Sales and Marketing in May 2007, thus the salary amount shown for this year reflects a pro-rated amount for the remainder of the year.
Grants of Plan-Based Awards
     The following table provides information concerning each grant of an award to our NEOs under any plan, including awards, if any, that have been transferred.
Grants of Plan-Based Awards Table for the Year Ended December 31, 2009

						All Other Stock	Grant Date Fair
			Estimated Possible Payouts Under			Awards: Number	Value of Stock
	Grant	Approval	Non-Equity Incentive Plan Awards			of Shares of Stock	and Option Awards
Name	Date	Date	Threshold	Target	Maximum	or Units(1) (#)	(1)
David E. Wallace	1/20/09	1/12/09	$143,868	$326,973	$435,964	7,500	$60,825
Jacob B. Linaberger	1/20/09	1/12/09	$101,554	$230,804	$307,739	5,000	$40,550
Rhys R. Reese	1/20/09	1/12/09	$90,268	$205,154	$273,539	5,000	$40,550
Daniel Arnold	1/20/09	1/12/09	$67,977	$154,494	$205,992	5,000	$40,550
Thomas W. Stoelk	1/20/09	1/12/09	$70,326	$159,832	$213,109	5,000	$40,550

(1)	The amounts included in the “Stock Awards” column represent restricted stock awards under our Incentive Plan. Since inception, the only equity-based awards under our Incentive have been restricted Shares. The restricted Shares vest based on an employee’s continued employment over a period of time. Under the Incentive Plan, the Compensation Committee determines the appropriate length of the vesting period, and may choose to accelerate the vesting of such restricted stock awards. Under the Merger Agreement, the Company agreed to cause each of the outstanding Shares awarded pursuant to a restricted stock award to become fully vested and nonforfeitable immediately prior to the Acceptance Time and, if tendered by the holder of such Shares for purchase pursuant to the Offer and purchased by Purchaser, then such holder will be entitled to receive the Offer Price for each such Share.
Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table
     The following is a discussion of material factors necessary to obtain an understanding of the information disclosed in the Summary Compensation Table and the Grants of Plan-Based Awards Table.
Employment Agreements
     We maintain employment agreements with our named executive officers to ensure they will perform their roles for an extended period of time. Each employment agreement has an initial term that expires three years from the effective date but will automatically be extended for successive one-year terms unless either party gives written notice within 90 days prior to the end of the term to the other party that such party desires not to renew the employment agreement. We included the automatic renewal feature to demonstrate continuity and a mutual commitment between the named executive officer and us. The employment agreements provide for an annual base salary of $510,000 for Mr. Wallace, $360,000 for Mr. Linaberger, $320,000 for Mr. Reese, $240,000 for Mr. Stoelk and $222,000 for Mr. Arnold, subject to increase upon recommendation of the Compensation Committee; however, as noted above, the current salaries for each of our named executive officers has been decreased by 10-15% pursuant to a mutual decision between us and the executives in light of current market conditions. During 2009, Messrs. Wallace, Linaberger, Reese and Stoelk also participated in a voluntary furlough program that further reduced their 2009 salaries by $19,849, $14,011, $12,461 and $9,890, respectively. In addition, each of our named executive officers are eligible to participate in any annual bonus plan applicable to the executive and approved by the Board or the Compensation Committee, in amounts to be determined by the Compensation Committee and based on criteria established by the Compensation Committee as described above under “Compensation Discussion and Analysis.” During the period of employment under these agreements, each of the named executive officers is entitled to additional benefits, including reimbursement of business and entertainment expense, paid vacation, the use of a car leased by our company, and participation in other company benefits, plans, or programs that may be available to our other employees. For a discussion of the potential payments the executives could receive upon termination or upon our change in control, see the section below titled “Potential Payments Upon Termination or Change in Control.”
Incentive Plan
     The following contains a summary of the relevant terms of our Incentive Plan, which was approved by our stockholders at our annual meeting of stockholders on May 4, 2010.
     General. Our Incentive Plan permits the grant of non-qualified stock options, incentive stock options, annual incentive awards, restricted stock awards, phantom stock awards, performance awards, bonus stock awards or any combination of the foregoing to employees, directors and consultants to us and to our affiliates. A maximum of 2,700,000 Shares may be delivered pursuant to awards under our Incentive Plan. The Compensation Committee has the discretion to adjust the number of Shares deliverable pursuant to the awards under our Incentive Plan on account of mergers, consolidations, reorganizations, stock splits, stock dividends and other dilutive changes in the Shares. Shares used to pay exercise prices and to satisfy tax withholding obligations with respect to awards, as well as Shares covered by awards that expire, terminate or lapse, will again be available for awards under our Incentive Plan.
     Administration. Our Incentive Plan is administered by the Compensation Committee. The Compensation Committee has the sole discretion to determine the employees, directors and consultants to whom awards may be granted under our Incentive Plan and to establish the terms and conditions of those awards. Awards are granted by the Compensation Committee to employees, directors and consultants in such numbers and at such times during the term of our Incentive Plan as the Compensation Committee shall determine. The Compensation Committee is authorized to interpret our Incentive Plan, to establish, amend and rescind any rules and regulations relating to our Incentive Plan, and to make any other determinations that it deems necessary or desirable for the administration of our Incentive Plan. The Compensation Committee may correct any defect, supply any omission or reconcile any inconsistency in our Incentive Plan in the manner and to the extent the Compensation Committee deems necessary or desirable.
     Individual Limits on Awards. Consistent with certain provisions of the Internal Revenue Code, there are restrictions providing for a maximum number of Shares that may be granted in any one year to an employee, director or consultant, and a maximum amount of compensation payable as an award under the Amended Plan to an employee, director or consultant. No employee, director or consultant may receive an award covering, nor may any qualified award payment be made that constitutes, more than 270,000 Shares. The maximum amount of awards designed to be paid in cash, or the maximum amount of awards for which the settlement is not based on a number of

Shares, shall have a dollar amount of $3,500,000. In the event that the award is an incentive option, the value of the Shares covered by such an award may not exceed $100,000 in any one year.
     With respect to a grant of incentive options, a participant must be an employee of ours or an employee of a corporate subsidiary of ours and, immediately before the time the incentive option is granted, the participant may not own Shares possessing more than 10% of the total combined voting power or value of all classes of our stock of or the stock of any of our subsidiaries unless, at the time the incentive option is granted, the exercise price of the incentive option is at least 110% of the fair market value of the Shares underlying the incentive option.
     Restricted Stock Awards. The Compensation Committee may grant awards of restricted stock that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, the Shares.
Outstanding Equity Awards at Fiscal Year-End
     The following table shows outstanding equity awards classified as unexercisable as of December 31, 2009. The table also shows unvested and unearned stock awards assuming a market value of $14.26 per Share (the closing market price of the Shares on December 31, 2009) less the $1.00 cost to each NEO for each Share awarded. We had no outstanding stock options at December 31, 2009.
Outstanding Equity Awards as of December 31, 2009

		Stock Awards
			Market Value of
		Number of Shares or	Shares or Units of
		Units of Stock that	Stock that Have
Name	Grant Date	Have Not Vested(1)	Not Vested
David E. Wallace	1/20/2009	7,500	$99,450
	1/22/2008	5,100	$67,626
	1/23/2007	5,250	$69,615
	1/20/2006	11,000	$145,860
Jacob B. Linaberger	1/20/2009	5,000	$66,300
	1/22/2008	3,400	$45,084
	1/23/2007	3,500	$46,410
	1/20/2006	8,250	$109,395
Rhys R. Reese	1/20/2009	5,000	$66,300
	1/22/2008	3,400	$45,084
	1/23/2007	3,500	$46,410
	1/20/2006	8,250	$109,395
Daniel Arnold	1/20/2009	5,000	$66,300
	1/22/2008	3,400	$45,084
	1/23/2007	1,400	$18,564
	1/20/2006	3,850	$51,051
Thomas W. Stoelk	1/20/2009	5,000	$66,300
	1/22/2008	3,400	$45,084
	1/23/2007	3,500	$46,410
	1/20/2006	5,500	$72,930

(1)	These amounts represent restricted stock awards under our Incentive Plan. Since our inception, the only awards under our Incentive Plan have been restricted Shares. The restricted Shares vest based on an employee’s continued employment over a period of time. Under the Incentive Plan, the Compensation Committee determines the appropriate length of the vesting period, and may choose to accelerate the vesting of such restricted stock awards. Under the Merger Agreement, the Company agreed to cause each of the outstanding Shares awarded pursuant to a restricted stock award to become fully vested and nonforfeitable immediately prior to the Acceptance Time and, if tendered by the holder of such Shares for purchase pursuant to the Offer and purchased by Purchaser, then such holder will be entitled to receive the Offer Price for each such Share.
Stock Vested During Fiscal Year 2009
The following table provides information on the named executive officers’ stock vesting in fiscal 2009.

	Stock Awards
	No. of Shares	Value Realized Upon
Name	Acquired on Vesting (#)	Vesting ($)(1)
David E. Wallace	5,025	$42,422
Jacob B. Linaberger	3,600	$30,309
Rhys R. Reese	3,600	$30,309
Daniel Arnold	1,950	$16,433
Thomas W. Stoelk	2,850	$24,227

(1)	The value realized upon vesting of restricted stock is calculated based on the closing price of the Shares on the vesting date, less the $1 per share cost each NEO is required to pay on the grant date for each Share awarded.
Potential Payments Upon Termination or Change in Control
          We maintain employment agreements with each of our NEOs. Pursuant to these agreements, each NEO may receive severance payments in amounts equal to a specific multiplier of the NEO’s annual base salary if faced with an involuntary termination other than for cause, along with various continued medical benefits and the potential acceleration of unvested equity awards. If such a termination is in connection with a change of control of our company, the amounts received by each NEO may be increased by longer severance periods or the addition of an annual bonus. The specific amounts each NEO may receive are disclosed in the table below.
          One basis for the severance compensation that we provide for our NEOs is the fact that a terminated NEO is bound by confidentiality, non-solicitation and/or non-compete provisions for a period of up to two years after termination. Each employment agreement requires the NEO to deliver any “confidential information” or “work product” that the executive was either given, or produced during his employment back to us upon a termination of employment for any reason. For a period of two years following termination of employment (although this period is one year for Mr. Arnold), the NEOs agree to refrain from hiring any of our employees, or inducing any employees to leave our employment for any reason, call upon any potential acquisition candidate on his own or a competing business’ behalf, nor will the NEO solicit any of our customers or vendors to work for a competing business. Messrs. Wallace, Linaberger, Reese and Arnold (again, this period is one year for Mr. Arnold) also agree not to employ themselves or take a significant ownership interest in a competing business within 150 miles of any of our offices or shops.
          Each of the employment agreements require that the NEO execute and deliver, and not revoke, a release to us as a condition to the receipt of any severance compensation or benefits provided under the employment agreements. The release generally requires the NEO to release and discharge us, our affiliates, and any past, present or future stockholders or employees, and their representatives, of any liability for all causes of action that could arise during or in connection with the termination of the NEO’s employment with us.
          Each of the employment agreements provide that if the NEO is considered a “disqualified individual” and any payments provided for under the employment agreements would constitute a “parachute payment” (each term as defined under section 280G of the Internal Revenue Code), the benefits shall be either (1) reduced (but not below zero) until the full amounts would be $1.00 less than three times that executive’s “base amount” (which for purposes of calculating potential parachute payments as of December 31, 2009, would be the five-year average W-2 earnings for the period of calendar years 2004 through 2008), or (2) paid in full. We will determine, in good faith, the route that produces the best net after-tax position for the individual executive at the time a Change in Control (as defined in each employment agreement) occurs; however, for purposes of the hypothetical termination numbers shown in the table below, we have determined that no reduction would have been necessary in 2009.
          Finally, if any of the severance payments provided below are not paid at such times as guaranteed to the NEO, we will pay interest on such payments from the date that the payment was initially due, at 2% plus the prime or base rate of interest announced by JPMorgan Chase Bank in New York (or any successor thereto); however, payments of severance pay will be delayed to the extent necessary to enable the NEO to avoid the imposition of any excise taxes under section 409A of the Internal Revenue Code, which may include our delay of paying a NEO for a period of at least six months following a termination.

          Generally, under the employment agreements:
•	“Cause” means:
o	willful misconduct, gross negligence or gross incompetence in the performance of the executive officer’s duties;
o	an executive officer’s refusal without proper reason to perform his duties;

o	willfully engaged in conduct which is materially injurious to us;

o	an act of fraud, embezzlement or willful break of a fiduciary duty to us; or

o	conviction of the executive officer of a felony or crime involving moral turpitude.
•	“Change in Control” means:
o	a merger, consolidation, or the sale of all or substantially all of our assets to another entity if, in any such case, (A) the holders of the Shares immediately prior to such transaction or event do not beneficially own immediately after such transaction or event equity securities of the resulting entity entitled to 50% or more of the votes entitled to elect directors, or (B) the persons who were members of the Board immediately prior to the transaction or event do not constitute at least a majority of the board of directors of the resulting entity immediately after the transaction or event;

o	our dissolution or liquidation; or

o	any person or group of persons (other than our affiliates) acquires ownership of Shares that constitutes more than 50% of the Shares.
•	“Change in Control Period” means, with respect to a Change in Control, the time period beginning on the date upon which the Change in Control occurs, and ending:
o	for Messrs. Wallace, Linaberger and Reese, in two years; and

o	for Messrs. Stoelk and Arnold, in six months.
•	“Change in Terms of Service” for Messrs. Arnold and Stoelk shall mean:
o	The occurrence outside of a Change in Control of either of the following:
•	A material reduction in the NEO’s annual base salary; or
•	A material reduction in employee benefits and perquisites from those provided to similarly situated executives.
o	The occurrence, in connection with a Change in Control, of any of the following:
•	A reduction in the NEO’s annual base salary;
•	A reduction in the NEO’s eligibility to participate in our bonus and compensation plans from that provided to the NEO or other similarly situated executives immediately prior to the Change in Control; or
•	A material reduction in the NEO’s benefits in comparison to that provided to him or other similarly situated executives immediately prior to the Change in Control.
•	“Change in Duties” for Messrs. Wallace, Linaberger and Reese shall have the same meaning as a Change in Terms of Service defined above, but these three NEOs have additional situations in addition to those provided above. The additional circumstances constituting a Change in Duties for Messrs. Wallace, Linaberger and Reese are:
o	The occurrence outside of a Change in Control of either of the following:
•	A material reduction in the nature and scope of the NEO’s authorities or duties from those previously given to him; or
•	A change in the location of the NEO’s principal place of employment by more than 60 miles, unless such change is mutually agreed upon between the NEO and us.
•	The occurrence, in connection with a Change in Control, of any of the following:
•	A material reduction in the nature and scope of the NEO’s authorities or duties from those applicable to him immediately prior to the Change in Control; or
•	A change in the location of the NEO’s principal place of employment by more than 60 miles from the location that the NEO was employed immediately prior to the Change in Control, unless such change is mutually agreed upon between the NEO and us.
•	“Disability” means a physical or mental illness that renders an executive officer incapable of performing his duties for six consecutive months.
•	“Involuntary Termination” means termination not resulting from the resignation of an executive officer, except in connection with a Change in Duties or Change in Terms of Service, provided,

however, that the term does not include termination for Cause or any termination as a result of death or Disability.
•	“Severance Period” means:
o	for Messrs. Wallace, Linaberger and Reese, the 24 month period following an Involuntary Termination other than in connection with a Change in Control, or the 36 month period following an Involuntary Termination in connection with a Change in Control; and

o	for Messrs. Stoelk and Arnold, the 12 month period following an Involuntary Termination.
     The table and discussion below discloses the amount of compensation and other benefits due to each of our NEOs in the event of a termination of such NEO’s employment including, but not limited to, in connection with a change in control of the Company. The amounts shown assume that the termination was effective as of December 31, 2009, and thus include amounts earned through such time and are estimates of the amounts that would be paid out to the executives upon their termination. In order to calculate the amounts of any potential acceleration of equity awards held on the hypothetical termination date, the amounts below were determined by using the closing price of our stock on December 31, 2009, $14.26 less the $1 per share cost each NEO is required to pay on the grant date for each share of stock awarded. This amount represents the intrinsic value of the stock awards and is different from the FASB ASC Topic 718 value used for the purpose of the Grant of Plan-Based Awards Table contained in this Information Statement. The precise amount that each NEO would receive upon an actual termination can only be calculated on the day of a true separation from service with us, and the amounts below are solely intended to show our best estimate as to the compensation and benefits that our NEOs would receive upon various termination scenarios. As described above in our “Compensation Discussion and Analysis,” the Compensation Committee has the authority to accelerate all outstanding Incentive Plan awards upon a change in control (also as defined above) or certain termination scenarios; the restricted stock agreements already provide for the accelerated vesting of awards upon a death, Disability or Involuntary Termination. For purposes of the table below, we have assumed that the Compensation Committee would accelerate the vesting of any outstanding Incentive Plan awards upon an Involuntary Termination.
Potential Payouts Upon Termination

			Involuntary
			Termination
		Involuntary	During Change of	Death and
Name	Benefit	Termination(1)	Control Period(2)	Disability(3)
David E. Wallace	Salary	$867,000	$867,000	$—
	Bonus	—	—	—
	Equity Compensation	382,551	382,551	382,551
	Medical and Dental Continuation Coverage	26,322	39,482	—

	Total	$1,275,873	$1,289,033	$382,551

Jacob B. Linaberger	Salary	$612,000	$612,000	$—
	Bonus	—	—	—
	Equity Compensation	267,189	267,189	267,189
	Medical and Dental Continuation Coverage	22,918	34,377	—

	Total	$902,107	$913,566	$267,189

Rhys R. Reese	Salary	$544,000	$544,000	$—
	Bonus	—	—	—
	Equity Compensation	267,189	267,189	267,189
	Medical and Dental Continuation Coverage	22,918	34,377	—

	Total	$834,107	$845,566	$267,189

Daniel Arnold	Salary	$199,800	$199,800	$—
	Bonus	—	—	—
	Equity Compensation	180,999	180,999	180,999
	Medical and Dental Continuation Coverage	10,756	10,756	—

	Total	$391,555	$391,555	$180,999

Thomas W. Stoelk	Salary	$216,000	$216,000	$—
	Bonus	—	—	—
	Equity Compensation	230,724	230,724	230,724
	Medical and Dental Continuation Coverage	10,756	10,756	—

	Total	$457,480	$457,480	$230,724

(1)	Under the terms of each NEO’s employment agreement, if the NEO is involuntarily terminated (as defined above) then the NEO will be entitled to:

(a)	Severance in an amount equal to (i) two times his annual base salary determined as of the date of such Involuntary Termination or 180 days prior to that time, if greater, to be paid out equally on the first day of each month throughout the Severance Period for Messrs. Wallace, Linaberger and Reese, and (ii) one time for Messrs. Stoelk’s and Arnold’s annual base salary determined as of the date of such Involuntary Termination or 60 days prior to that time, if greater, to be paid out equally on the first day of each month throughout the Severance Period.

(b)	Continued medical and dental coverage at employee rates for the NEO, his spouse, and dependent children for Messrs. Wallace, Linaberger and Reese for the Severance Period. For Messrs. Arnold and Stoelk, the amounts in the table reflect the amount that we would be required to reimburse the executives for the difference between the costs of continued coverage and the employee contribution amount required of our active senior executives for similar coverage. The continued medical and dental coverage provided to the NEOs will be provided under our group medical and dental plans which are self-insured for the first $150,000 in claims and fully insured for claims in excess of that amount. The cost reported in the above-table represents our premium cost for the Severance Period. This cost could be increased by $150,000 per NEO each year depending on the NEO’s actual benefit claims for such year. In addition, we are required to make the NEO whole for any tax liability that he incurs by reason of the provision of such medical and dental benefits. The amount of this tax liability, if any, is not ascertainable and, therefore, has not been included in the above-table.

Amounts paid out may be less than what is disclosed in the table above because such coverage shall terminate before the end of the Severance Period if the executive receives medical and dental coverage from a subsequent employer.

(c)	While the employment agreements do not require accelerated vesting of restricted stock (the employment agreements specifically provide for the accelerated vesting of options and nonqualified deferred compensation accounts), we have assumed for purposes of this table that the Compensation Committee would provide for accelerated vesting in all outstanding restricted stock awards granted to the NEO under our Incentive Plan provided the NEO exercises a release. The accelerated vesting of the restricted stock awards results in an amount equal to the difference between the exercise price for each Share of restricted stock (which was $1.00 per share for each NEO) and the market price per Share ($14.26) multiplied by the number of Shares. As December 31, 2009, each NEO held the following number of restricted stock shares that would be accelerated upon a termination of employment:

(i)	Mr. Wallace held 28,850 shares of restricted stock.

(ii)	Mr. Linaberger held 20,150 shares of restricted stock.

(iii)	Mr. Reese held 20,150 shares of restricted stock.

(iv)	Mr. Arnold held 13,650 shares of restricted stock.

(v)	Mr. Stoelk held 17,400 shares of restricted stock.

(2)	Under the terms of each NEO’s employment agreement, if the NEO is involuntarily terminated during the Change in Control Period, then the NEO will be entitled to:

(a)	Severance in an amount equal to (i) for Messrs. Wallace, Linaberger and Reese, two times his annual base salary determined as of the date of the change of control plus his annual bonus, to be paid in a lump sum on or before the fifth day following the last day of the NEO’s employment, (ii) for Messrs. Stoelk and Arnold, one time his annual base salary determined as of the date of change of control to be paid in a lump sum on or before the fifth day following the last day of Messrs. Stoelk’s and Arnold’s employment.

(b)	The medical and dental costs have been determined as described in footnote (1) except that the applicable period for Messrs. Wallace, Linaberger and Reese is thirty-six (36) months rather than two years. Such coverage shall terminate before the end of the Severance Period if the executive receives medical and dental coverage from a subsequent employer.

(c) The accelerated vesting of restricted stock awards has been calculated in the same manner as described in footnote (1).

(3)	If the NEO terminates employment due to death or disability, the restricted stock agreements that govern each NEO’s award of restricted stock under our Incentive Plan provide that the forfeiture restrictions shall lapse, and the stock shall become fully vested. The accelerated vesting of restricted stock awards has been calculated in the same manner as in footnote (1).
          See the Schedule 14D-9, under “Arrangements between the Company and its Executive Officers, Directors and Affiliates” for potential payments and benefits to which the named executive officers would be entitled to in connection with the Merger.
DIRECTOR COMPENSATION
     The following table discloses the compensation to each of our non-employee directors during the year ended December 31, 2009.
Director Compensation for the Year Ended December 31, 2009

	Fees Earned or
Name	Paid in Cash	Stock Awards(1)	Total
Edward J. DiPaolo	$66,000	$24,330	$90,330
Anthony J. Mendicino	76,000	24,330	100,330
Charles C. Neal	66,000	24,330	90,330
David E. Snyder	37,000	24,330	61,330
Mark A. Snyder	37,000	24,330	61,330
John A. Staley, IV	66,000	24,330	90,330

(1)	During 2009, each director was award 3,000 restricted Shares. The amounts included in the “Stock Awards” column include the aggregate grant date fair value of equity awards during 2009 computed in accordance with FASB ASC Topic 718. Each director is required to pay $1.00 per Share on the grant date for each Share awarded. Please see “— Director Equity Compensation” below for a description of these awards.
          The Board believes that compensation for independent directors should be competitive and should fairly compensate directors for the time and skills devoted to serving us but should not be so great as to compromise independence. The Compensation Committee periodically reviews our director compensation practices and compares them against the practices of a selected peer group of companies as well as against the practices of public company boards generally.
          The Board believes that our total director compensation package is competitive with the compensation offered by other companies and is fair and appropriate in light of the responsibilities and obligations of our independent directors.
     Director Fees and Expenses. We pay an annual retainer fee of $30,000 to each director who is not an employee of ours or of any of our subsidiaries. Further, each non-employee director is compensated $1,500 for each meeting of the Board attended by the director in person and $1,000 for attendance at a Board or committee meeting held telephonically. The chairman of the Audit Committee receives an additional annual retainer of $10,000. In addition, each non-employee director is reimbursed for reasonable out-of-pocket expenses incurred in attending each Board or committee meeting and for other reasonable expenses related to the performance of their duties as directors.
          Director Equity Compensation. Each non-employee director is eligible to receive awards under our Incentive Plan, including stock awards in lieu of annual retainers and meeting fees. In January 2007, our non-employee directors were granted awards that amounted to an aggregate of 22,000 restricted Shares. At that time, our non-employee directors each received 2,000 restricted Shares, except Mr. DiPaolo, who was appointed to the Board in July 2006 and received 12,000 restricted Shares. In January 2008, our non-employee directors were granted awards that amounted to an aggregate of 12,000 restricted Shares. At that time, our non-employee directors each received 2,000 restricted Shares. In January 2009, our non-employee directors were granted awards that amounted to an aggregate of 18,000 restricted Shares. At that time, our non-employee directors each received 3,000 restricted Shares. The awards are subject to a service requirement that requires the director to continuously serve as a member of our Board from the date of grant through the number of years following the date of grant as set forth in the following schedule. The forfeiture restrictions lapse with respect to a percentage of the aggregate number of restricted shares in accordance with the following schedule:

Number of Full Years	Vesting Schedule
Less than 1 year	0%
1 year	15%
2 years	30%
3 years	45%
4 years	60%
5 years or more	100%
          In January 2010, our non-employee directors were granted awards that amounted to an aggregate of 18,000 restricted Shares of common stock. At that time, our non-employee directors each received 3,000 restricted Shares. The award is subject to a service requirement that requires the director to continuously serve as a member of our Board from the date of grant through the number of years following the date of grant as set forth in the schedule above.
          The following table also shows unvested and unearned stock awards assuming a market value of $14.26 per Share (the closing market price of our common stock on December 31, 2009) less the $1.00 per Share cost to each director for each Share awarded.

	Unvested Stock	Market Value of
	Outstanding as of	Shares or Units of
	December 31,	Stock that Have
	2009	Not Vested
Name	(#)	($)(1)
Edward J. DiPaolo	13,100	$173,706
Anthony J. Mendicino	11,600	153,816
Charles C. Neal	11,600	153,816
David E. Snyder	11,600	153,816
Mark A. Snyder	11,600	153,816
John A. Staley, IV	11,600	153,816

(1)	These amounts represent restricted Share awards under our Incentive Plan. Since our inception, the only awards under our Incentive Plan have been restricted Shares. The restricted Shares vest based on an employee’s continued employment over a period of time. The Compensation Committee determines the appropriate length of the vesting period. Since our inception, all restricted stock awards have had a five-year vesting period. These restricted stock awards vest 15% per year for the first four years and 40% in year five. The awards were granted on January 20, 2006, January 23, 2007, January 22, 2008 and January 20, 2009. Under the Merger Agreement, the Company agreed to cause each of the outstanding Shares awarded pursuant to a restricted stock award to become fully vested and nonforfeitable immediately prior to the Acceptance Time and, if tendered by the holder of such Shares for purchase pursuant to the Offer and purchased by Purchaser, then such holder will be entitled to receive the Offer Price for each such Share.
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
     The descriptions set forth below are qualified in their entirety by reference to the applicable agreements.
Policies and Procedures
          Under its charter, the Audit Committee is charged with the responsibility of conducting an appropriate review of all related person transactions and potential conflicts of interest on an ongoing basis and to approve all such transactions. The Audit Committee reviews with management and the independent auditors all relationships and transactions in which we and our directors and executive officers or their respective family members or affiliates are participants to determine whether such persons have a direct or indirect material interest. Our financial staff is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether we or a related person has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to us or a related person are disclosed in our proxy statement.
          Our Code of Conduct and Ethics requires disclosure of all conflicts of interest. Under the Code of Conduct and Ethics, conflicts of interest occur when personal interests interfere with a person’s ability to exercise judgment objectively or to perform job functions in a way that is certain to be in the best interests of our company. Our conflicts of interest policies under the Code of Conduct and Ethics apply to related person transactions.

          We have multiple processes for reporting conflicts of interests, including related person transactions. Under the Code of Conduct and Ethics, all employees are required to report any actual or apparent conflict of interest, or potential conflict of interest, to their supervisors. In addition, we annually distribute a questionnaire to our executive officers and members of the Board requesting certain information regarding, among other things, their family members, affiliates, employment and beneficial ownership interests. This information is then compiled and reviewed by our financial staff and our outside legal counsel or independent auditors, as deemed necessary. Our financial staff also analyzes our existing related person sales and purchases and compares a sample of the financial records from those related person transactions, including fees charged or received and discounts given or received, to the same factors from transactions with unrelated person. Our financial staff uses this analysis to determine whether the related person transactions were conducted at arms length when compared to other transactions. The financial staff then prepares a memorandum summarizing its findings and presents the memorandum to the Audit Committee Chairman for review and approval by the Audit Committee. As part of this review, the following factors are generally considered:
•	the nature of the related person’s interest in the transaction;

•	the material terms of the transaction, including, without limitation, the amount and type of transaction;

•	the importance of the transaction to the related person;

•	the importance of the transaction to us; and

•	any other matters deemed appropriate with respect to the particular transaction.
          To receive approval, the related person transaction must be on terms that are fair and reasonable to us, and which are as favorable to us as would be available from non-related entities in comparable transactions. The Audit Committee requires that there be a company business interest supporting the transaction and that the transaction meets the same standards that we require in comparable transactions with unaffiliated entities.
Transactions with Officers, Directors and Significant Stockholders
          We provide technical pumping services and down-hole surveying services to a customer owned by certain of our stockholders and directors who are members of the Snyder family, including Mark A. Snyder and David E. Snyder. The total amounts of services provided to this customer were approximately $6,447,000 in 2009. The accounts receivable outstanding from the customer were $846,000 at December 31, 2009.
          We also regularly purchase, in the ordinary course of business, materials from vendors owned by certain of our stockholders and directors who are members of the Snyder family, including Mark A. Snyder and David E. Snyder. The total amounts paid to these vendors were approximately $2,790,000 in 2009. We had accounts payable to these vendors of $331,000 at December 31, 2009.
          We have $995,000 of mortgage notes and a $1.6 million participation in our $100 million Credit Facility with a bank that certain owners and directors have an ownership interest in.
          In connection with the Diamondback asset purchase, we entered into a transition services agreement to provide temporary services to Diamondback Energy Holdings, LLC, which terminated in 2009. These services include assistance in payroll, information technologies and certain other corporate support service matters. The total amount of services provided to Diamondback in 2008 and 2009 was approximately $49,000 and $150,000, respectively. At December 31, 2009, there were no amounts outstanding under this agreement.
          Also in connection with the Diamondback asset purchase, we entered into facility leases with an affiliate of Diamondback Holdings, LLC. The lease terms range from nine months to five years and the monthly lease payments are approximately $122,000. Rent expense for these leased facilities was $174,000 and $1,208,000 for the year ended December 31, 2008 and 2009, respectively. Rent expense for these lease facilities that was unpaid at December 31, 2009 was approximately $143,000 and is reflected in accounts payable.
          These transactions were reviewed and approved by our Audit Committee in accordance with the procedures described above.
The Contribution Agreement and Related Transactions
          Immediately prior to the closing of our initial public offering in August 2005, Superior Well Services, Ltd. and Bradford Resources, Ltd. were combined under a holding company structure whereby they became wholly owned subsidiaries of Superior Well Services, Inc. Each of the general and limited partners in Superior Well Services, Ltd. and Bradford Resources, Ltd. received shares of stock in Superior Well Services, Inc. in exchange for their respective general and limited partner interests. Bradford Resources, Ltd. distributed $7.2 million to its partners and Superior Well Services, Ltd. distributed $1.9 million to its partners. The distribution by Bradford Resources Ltd.

was funded by additional bank indebtedness. Superior Well Services, Inc. assumed this indebtedness as a result of the consolidation of Superior Well Services, Ltd. and Bradford Resources, Ltd. and repaid this indebtedness with a portion of the net proceeds received in our initial public offering. The distribution by Superior Well Services, Ltd. to its partners was funded by cash on hand.
          Each of David E. Wallace, our Chief Executive Officer and Chairman of our Board, Jacob B. Linaberger, our President, Rhys R. Reese, our Executive Vice President, Chief Operating Officer and Secretary, David E. Snyder, a director, and Mark A. Snyder, a director, were limited partners in Superior Well Services, Ltd. Each of David E. Snyder and Mark A. Snyder were stockholders and executive officers of each general partner of Superior Well Services, Ltd. and Bradford Resources, Ltd. In addition, each of David E. Snyder and Mark A. Snyder are stockholders and executive officers of Snyder Associated Companies, Inc. Three wholly owned subsidiaries of Snyder Associated Companies, Inc. owned all of the limited partner interests in Bradford Resources, Ltd.
          Registration Rights Agreements
          In connection with our initial public offering, we entered into a registration rights agreement with holders of our common stock, including David E. Wallace, Rhys R. Reese, Jake Linaberger, David E. Snyder and Mark A. Snyder, prior to our initial public offering under which such holders have certain demand and piggyback registration rights for the 14,103,474 shares of our common stock that they received in connection with our initial public offering. Under this registration rights agreement, these holders have the right to cause us to register the sale of these shares under the Securities Act of 1933, as amended (the “Securities Act”). Whenever sales of these shares are registered under the Securities Act, those shares will become freely tradable immediately upon the effectiveness of the registration, except for shares purchased by affiliates. The registration rights agreement will also provide that we will pay the costs and expenses, other than underwriting discounts and commissions, related to the registration and sale of shares by these stockholders that are registered pursuant to that agreement. The agreement contains customary registration procedures and indemnification and contribution provisions for the benefit of these stockholders and us.
          Indemnification Agreements
          We have entered into indemnification agreements with all of our directors and Messrs. Linaberger, Reese, Arnold and Stoelk under which we will indemnify such persons against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred as a result of the fact that such person, in his or her capacity as a director or executive officer, is made or threatened to be made a party to any suit or proceeding. These persons will be indemnified to the fullest extent now or hereafter permitted by the Delaware General Corporation Law. The indemnification agreements also provide for the advancement of expenses to these directors and officers in connection with any suit or proceeding.
REPORT OF THE AUDIT COMMITTEE
          The Audit Committee of the Board of Directors of the Company assists the Board in fulfilling its oversight responsibilities with respect to the external reporting process and the adequacy of the Company’s internal controls. Specific responsibilities of the Audit Committee are set forth in the Audit Committee’s charter, a copy of which can be found in the “Investor Relations” portion of the Company’s website at www.swsi.com.
          The members of the Audit Committee reviewed and discussed with the Company’s management and Schneider Downs & Co., Inc. the audited financial statements contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and also discussed with Schneider Downs & Co., Inc. the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The members of the Audit Committee received from Schneider Downs & Co., Inc. the written disclosures required by the applicable requirements of the Public Company Accounting Oversight Board regarding Schneider Downs & Co.’s communications with the Audit Committee concerning independence, and discussed with Schneider Downs & Co., Inc. its independence.
          Based on a review of the Company’s audited consolidated financial statements, and on discussions with the Company’s management and with Schneider Downs & Co., Inc. described above, the members of the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 for filing with the Securities and Exchange Commission.
AUDIT COMMITTEE,
Anthony J. Mendicino, Chair
Charles C. Neal
John A. Staley, IV
Edward J. DiPaolo

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
          Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our common stock, to file with the SEC and The NASDAQ Stock Market LLC an initial report of ownership of our common stock on Form 3 and reports of changes in ownership on Form 4 or Form 5. Persons subject to Section 16 are required by SEC regulations to furnish us with copies of all Section 16 forms that they file related to stock transactions in our equity securities. Under SEC rules, certain forms of indirect ownership and ownership of our common stock by certain family members are covered by these reporting requirements. As a matter of practice, our administrative staff assists our directors, executive officers and other affiliates in preparing initial ownership reports and reporting ownership changes and typically files these reports on their behalf.
          Based solely on a review of the copies of forms furnished to us and written representations from the executive officers and directors, we believe that during fiscal 2009 all of our executive officers and directors filed the required reports on a timely basis under Section 16(a).